Exhibit 1
Province of Nova Scotia
(Canada)
This description of the Province of Nova Scotia is dated as of March 9, 2010 and appears as Exhibit (1) to the Province of Nova Scotia’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2009.

     This document (otherwise than as a prospectus contained in a registration statement filed under the Securities Act of 1933) does not constitute an offer to sell- or the solicitation of an offer to buy any Securities of the Province of Nova Scotia. The delivery of this document at any time does not imply that the information herein is correct as of any time subsequent to its date.

FURTHER INFORMATION
     This document appears as an exhibit to the Province of Nova Scotia’s Annual Report to the U.S. Securities and Exchange Commission (“SEC”) on the Form 18-K for the fiscal year ended March 31, 2009. Additional information with respect to the Province of Nova Scotia is available in such Annual Report, the other exhibits to such Annual Report, and in amendments thereto. Such Annual Report, exhibits and amendments can be inspected and copied at the public reference facility maintained by the SEC at: Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such documents may also be obtained at prescribed rates from the Public Reference Section of the Commission at its Washington address or, without charge, from Province of Nova Scotia, Department of Finance, Deputy Minister of Finance, PO Box 187, 7th Floor, 1723 Hollis Street, Halifax, Nova Scotia, Canada, B3J 2N3.
     The SEC maintains an Internet site that contains reports, statements and other information regarding issuers that file electronically with the SEC. The address for the SEC’s Internet site is http://www.sec.gov.

     In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. On March 9, 2010 the closing spot rate for the U.S. dollar in Canada, as reported by the Bank of Canada, expressed in Canadian dollars, was $1.0276. See “Foreign Exchange” for information regarding the rates of conversion of U.S. dollars and other foreign currencies into Canadian dollars. The fiscal year of the Province of Nova Scotia ends March 31. “Fiscal 2009” and “2008-2009” refers to the fiscal year ending March 31, 2009, and unless otherwise indicated, “2008” means the calendar year ended December 31, 2008. Other fiscal and calendar years are referred to in a corresponding manner. Any discrepancies between the amounts listed and their totals in the tables set forth in this document are due to rounding.
FORWARD-LOOKING STATEMENTS
     This exhibit includes forward-looking statements. The Province of Nova Scotia has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about the Province of Nova Scotia, including, among other things:
•	the Province of Nova Scotia’s economic and political trends; and

•	the Province of Nova Scotia’s ability to control expenses and maintain revenues.
     In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

SUMMARY
The information below is qualified in its entirety by the detailed information provided elsewhere in this document.
PROVINCE OF NOVA SCOTIA

Economy	Year Ended December 31
	2004	2005	2006	2007	2008
	(in millions unless otherwise indicated)
Gross Domestic Product at Market Prices	$29,853	$31,199	$31,743	$32,933	$34,188
Personal Income	25,394	26,638	27,656	28,941	30,021
Capital Expenditures	5,696.9	6,004.9	6,337.4	6,628.3	6,198.8
Annual Increase in Consumer Price Index	1.8%	2.8%	2.0%	1.9%	3.0%
Population by July 1 (in thousands)	939.4	937.9	938.0	936.0	938.3
Unemployment Rate	8.8%	8.4%	7.9%	8.0%	7.7%

Revenues and Expenses — Consolidated Entity	Fiscal Year Ended March 31
	Restated	Restated
	2005(1)	2006(2)	2007	2008	2009
	(in millions)
Revenues	$6,998.3	$7,527.5	$7,952.4	$8,908.4	$8,828.4
Current Expenses	7,177.7	7,634.1	8,110.6	8,833.6	9,168.3

Surplus (Deficit) from Governmental Units	(179.4)	(106.6)	(158.2)	74.8	(339.9)
Net Income from Government Business Enterprises	349.5	345.4	340.6	344.2	359.6

Provincial Surplus/(Deficit) (3)	$170.1	$238.8	$182.4	$418.9	$19.7

Public Sector Funded Debt	As at March 31
	2005	2006	2007	2008	2009
		(in millions unless otherwise indicated)
Total Provincial Funded Debt	$12,461.6	$11,404.4	$11,718.3	$11,032.7	$12,181.8
Total Guaranteed Debt	415.9	418.9	409.6	380.7	201.6
Total Public Sector Funded Debt	12,877.5	11,823.3	12,127.9	11,413.5	12,383.3

Less: Sinking Funds, Public Debt Retirement Fund	2,599.4	2,094.8	1,906.8	2,011.9	2,211.7

Net Public Sector Funded Debt	$10,278.1	$9,728.5	$10,221.1	$9,401.6	$10,171.7

Per Capita ($)	$10,957.5	$10,393.7	$10,930.5	$10,064.8	$10,840.6
As a Percentage of:
Personal Income	40.5%	36.5%	37.0%	32.5%	33.9%
Gross Domestic Product at Current Market Prices	34.4%	31.2%	32.2%	28.5%	29.8%

(1)	Restated to reflect accounting changes in fiscal year 2005-2006. See “Government Finance — Accounting Changes”.

(2)	Restated to reflect accounting changes in fiscal year 2006-2007. See “Government Finance — Accounting Changes”.

(3)	As of December 14, 2009, the Province is forecasting a deficit of $525.2 million for fiscal year 2009-10.

MAP

INTRODUCTION
Overview
          The Province of Nova Scotia (“Nova Scotia” or the “Province”) is the most populous of the four Atlantic Provinces of Canada (“Atlantic Canada”) and covers 20,402 square miles. It extends 360 miles in length and varies in width from 50 miles to 105 miles.
          According to estimates issued by Statistics Canada, the population of Nova Scotia was 938,183 as of July 1, 2009, and represented 2.8% of Canada’s population of 33.7 million. The largest urban concentration in Atlantic Canada is the Halifax Regional Municipality (“Halifax”). Halifax Census Metropolitan Area, situated centrally on the Atlantic coast of the province, had a population of 394.6 thousand as of July 1, 2008. Halifax, the capital of Nova Scotia, is the commercial, governmental, educational, and financial center of the province, and is also the location of an important naval base.
Political System
          The Legislature of Nova Scotia consists of the Lieutenant Governor and the Nova Scotia House of Assembly. The Nova Scotia House of Assembly is elected by the people for a term not to exceed five years. It may be dissolved at any time by the Lieutenant Governor on the advice of the Premier of the Province, who is traditionally the leader of the majority party in the Nova Scotia House of Assembly.
          The last Provincial general election was held on June 9, 2009. The New Democratic Party was elected to a majority government and holds 32 seats in the House of Assembly. The official opposition in the House of Assembly is the Liberal Party with 11 seats, and the Progressive Conservative party holds 8 seats, and there is one vacant seat.
          The executive power in the Province is vested in the Governor-in-Council, comprising the Lieutenant Governor acting on the advice of the Executive Council. The Executive Council is responsible to the House of Assembly. The Governor General of Canada in Council appoints the Lieutenant Governor, who is the representative of the Queen in the Province. Members of the Executive Council are appointed by the Lieutenant Governor, normally from members of the House of Assembly, on the nomination of the Premier.
          The Parliament of Canada is composed of the Queen represented by the Governor General, the Senate, whose members are appointed by the Governor General upon the recommendation of the Prime Minister of Canada, and the House of Commons, whose members are elected by the people. The people of Nova Scotia are entitled to send 11 elected representatives to the 308 member House of Commons. Ten Senators represent Nova Scotia in the Senate.
          There are five levels of courts in the province. The Nova Scotia Court of Appeal is the general court of appeal in both civil and criminal matters. The Supreme Court of Nova Scotia is a court of original jurisdiction and as such has jurisdiction in all cases, civil and criminal, arising in the province except those matters or cases expressly excluded by statute. The Provincial Court is a court of record and every judge thereof has jurisdiction throughout the province to exercise all the power and perform all the duties conferred or imposed on a judge of the Provincial Court. In addition to hearing matters relating to provincial statutes and municipal by-laws, the Provincial Court is specifically authorized to hear certain matters under the Criminal Code of Canada. The Family Court is a court of summary procedure with jurisdiction in family matters including maintenance, child protection, child custody and family violence. The Family Court is designated as a Youth Court for hearing matters involving young people aged 12-15 inclusive. The Probate Court has jurisdiction and power to carry out the judicial administration of the estates of deceased persons and to hear and determine all questions, matters and things in relation thereto and necessary for such administration.

Constitutional Framework
          Similar to the British Constitution, the Constitution of Canada (the “Constitution”) is not contained in a single document, but consists of a number of statutes, orders, and conventions. Canada is a federation of ten provinces and three Federal territories, with a constitutional division of responsibilities between the Federal and provincial governments, as set forth in The Constitution Acts, 1867 to 1982. The Constitution Acts are divided into two fundamental documents. The Constitution Act, 1867 (formerly the British North America Act, 1867), provides for the federation of British North America provinces, and the Constitution Act, 1982 (the “1982 Act”), enacted by the parliament of the United Kingdom, provides, among other things, that amendments to the Constitution be effected in Canada according to terms of an amending formula.
          The 1982 Act also includes a Charter of Rights and Freedoms, which encompasses language rights, Aboriginal rights, principles of the reduction of regional economic disparities, and the making of fiscal equalization payments to the provinces by the Government of Canada, including an enumeration of other Acts and orders which are part of the Constitution.
Under the Constitution, each provincial government has exclusive jurisdiction to regulate:
•	health;

•	education;

•	municipal institutions;

•	property and civil rights;

•	forestry and non-renewable natural resources;

•	social services;

•	other matters of purely provincial or local concern;

•	raise revenue through direct taxation within its territorial limits; and

•	borrow monies on the credit of the province.
          The Federal Parliament of Canada is empowered to raise revenue by any system of taxation, and generally has jurisdiction over matters or subjects not assigned exclusively to the provincial legislatures. It has exclusive authority over such enumerated matters as:
•	the Federal public debt and property;

•	the borrowing of money on the public credit of Canada;

•	the regulation of trade and commerce;

•	currency and coinage;

•	banks and banking;

•	national defense;

•	the postal service;

•	shipping; and

•	navigation.
          As a province of Canada, Nova Scotia could be affected by political events in another province. For instance, on September 7, 1995, the Government of Quebec presented a Bill to the National Assembly entitled An Act respecting the future of Quebec (the “Act”) that included, among others, provisions authorizing the National Assembly to proclaim the sovereignty of Quebec. The Act was to be enacted only following a favorable vote in a referendum. Such a referendum was held on October 30, 1995. The results were 49.4% in favor and 50.6% against.
          In 1996, the Government of Canada, by way of reference to the Supreme Court of Canada (the “Supreme Court”), asked the court to determine the legality of a unilateral secession of the Province of Quebec from Canada, either under the Canadian Constitution or international law. On August 20, 1998, the Supreme Court of Canada ruled that the Province of Quebec did not have the unilateral right of secession, and that any proposal to secede authorized by a clear majority in response to a clear question in the referendum should be construed as a proposal to amend the Constitution, which would require negotiations. These negotiations would have to deal with a wide array of issues, such as the interest of the other provinces, the Federal Government, the Province of Quebec, and the rights of all Canadians both within and outside the Province of Quebec, and specifically, the rights of minorities, including Aboriginal peoples.
General Issues
Current Issues Concerning Native Persons
          The Mi’kmaq are the First Nations peoples of Nova Scotia and are descendants of the aboriginal people who resided in Nova Scotia prior to European contact.
          In 1999, the Supreme Court of Canada delivered two decisions in the case of R. v. Marshall that acknowledge, and at the same time, place limits upon, Mi’kmaq treaty rights to obtain a moderate livelihood from fishing, hunting, and gathering. See “Economy — Goods Producing Industries — Fisheries” for further details.
          The Federal Court of Appeal, during the approval process for the Maritimes & Northeast Pipeline, ruled that the National Energy Board (“NEB”) was required to ensure proper participation of Mi’kmaq organizations in its decision-making process respecting its construction and operation. Maritimes & Northeast Pipeline and the Mi’kmaq of Nova Scotia have settled this matter. However, there are pending legal actions against the Province by the Mi’Kmaq respecting: a) claims to aboriginal title to the lands on which the Maritimes & Northeast Pipeline Project is constructed; and b) claims arising out of an alleged failure by government to consult in relation to those lands. These actions have not proceeded beyond the preliminary pleadings stage since the actions were initiated in 1999-2000.
          In February 2007, the Mi’kmaq of Nova Scotia, the Federal Government and the Province signed a Framework Agreement that established a long-term negotiation process to resolve issues pertaining to Mi’kmaq treaty rights, Aboriginal rights and Aboriginal title. The Framework Agreement identifies the issues to be negotiated, goals, procedures and a time-table for negotiations. The first step in the negotiations will be to conduct a preliminary review of each topic and develop the key questions and issues in more detail. This process is continuing.
Audit of Governance and Control Framework
          In fiscal year 2003-2004, the Province commissioned an independent audit by Deloitte & Touche LLP of the governance and control practices within the Nova Scotia Department of Finance. The objectives were to provide assurance that the objectives, policies, and procedures are consistent with the Department’s strategic plan; that major risks have been identified and to ensure that controls are in place to minimize risks. The resulting report, issued in December 2004, identified several control weaknesses which resulted in a denial of opinion.
          The auditors grouped the significant deficiencies into two categories: those related to the governance model, including the need for an oversight body in both the Liability Management and Treasury Services, and Investment Management Divisions, and a more comprehensive risk management plan for the Liability Management and Treasury Services Division, and those related to internal controls, including improved segregation of duties in each of the Liability Management and Treasury Services, Investment Management, and Capital Markets Administration Divisions.
          The Department of Finance developed action plans to respond to the report’s recommendations. The actions undertaken included a revamp of the Debt Management Committee (including changes to membership, policies and procedures) and revising the Investment Advisory Committee (including changes to policies, procedures and processes). Additional policies were approved by the Minister of Finance. A “middle office” function, reporting to senior management, was established in the Department of Finance.
          In 2007, the Internal Audit Centre conducted a follow-up to the 2004 audit. The primary objective of that engagement was to evaluate the progress of the implementation of the recommendations from the Deloitte report. The results of the follow-up note that “the direction of the divisions has been purposeful and addresses the recommendations that were noted in the Deloitte report”. In particular, one of the most significant issues from the 2004 audit was resolved through the establishment of a “middle office” to ensure that investment and debt management activities comply with legislation and Department of Finance policies. In 2009, an Executive Director of the Liability Management and Treasury Services Division was appointed. In February 2010, the Auditor General recommended that the Department of Finance seek an independent external audit opinion as a follow-up to the 2004 Deloitte Report.

Litigation
          Residents and former residents of Sydney and the surrounding area in Nova Scotia have commenced a proposed class action lawsuit against the Province seeking damages for injury to health and diminution of property resulting from the operation of the Sysco steel plant (which was previously owned by the Provincial Government) and the claim that the Province failed to remediate the site. The plaintiffs issued a statement of claim in March of 2004. Applications were heard and the claim amended and further amended. An application to strike parts of the claim was heard and a decision was rendered in June 2006 striking claims of regulatory negligence against Nova Scotia. An appeal of the decision not to strike a claim of breach of fiduciary duty is the subject of an application for leave to appeal to the Supreme Court of Canada and is pending. The Province is unable to assess the likelihood of loss or estimate the amount of ultimate loss at this time.

ECONOMY
          Nova Scotia has a diversified economy. The geographic location of Nova Scotia, being surrounded almost completely by water with more than 7,400 kilometers of coastline, has significantly contributed to the economy. The importance of the sea to the economy is witnessed in many industries such as fishing and aquaculture, oil and gas, naval defense, tourism, transportation and research.
          While many of the goods and services producing industries are directly or indirectly related to the processing of Nova Scotia’s natural resources such as pulp and paper products, natural gas and seafood products, the provincial economy is also diversified into information age technologies and other goods as diverse as motor vehicle tires.
          Exports are important to the economy of Nova Scotia as roughly 50% of all goods produced in Nova Scotia are exported, and, of that figure, approximately 75% are exported to the United States.
          Nova Scotia’s service sector is disproportionately larger than that of Canada as a whole. Much of this is due to Nova Scotia’s geographic location, which establishes it as the hub of the four Atlantic Provinces and therefore casts it as a natural regional service center.
Principal Economic Indicators
          The economy of Nova Scotia is influenced by the economic situation of its principal trading partners in Canada and abroad, particularly the United States. In 2008, Nova Scotia’s gross domestic product (“GDP”) at market prices was $34.2 billion, or 2.1% of Canada’s GDP. Compared with the levels for 2007, real GDP in chained 2002 dollars for Nova Scotia and Canada increased by 2.2% and 0.4%, respectively, in 2008. Total exports of goods and services from Nova Scotia, to both international and inter-provincial destinations, in 2008 increased by 6.0%. Manufacturers’ shipments in 2008 increased by 8.1% for Nova Scotia compared to a decrease of 0.7% for Canada.

          The following table sets forth certain information about economic activity in Nova Scotia and, where provided, Canada, for the calendar years 2004 through 2008.
SELECTED ECONOMIC INFORMATION

						Compound
						Annual
						Rate of
	2004	2005	2006	2007	2008	Growth(1)
	(In millions unless otherwise indicated)

Gross Domestic Product (Nova Scotia)
At Market Prices (2)	$29,853	$31,199	$31,743	$32,933	$34,188	3.4%
Chained 2002 Dollars	27,710	28,016	28,254	28,598	29,215	1.3%
Gross Domestic Product (Canada)
At Market Prices (2)	1,290,906	1,373,845	1,449,215	1,532,944	1,600,081	5.5%
Chained 2002 Dollars	1,211,239	1,247,807	1,283,419	1,315,907	1,321,360	2.2%
Personal Income	25,394	26,638	27,656	28,941	30,021	4.3%
Personal Income per capita (3)	27,032.1	28,401.7	29,484.0	30,919.9	31,995.1	4.3%
Capital Expenditures	5,696.9	6,004.9	6,337.4	6,628.3	6,590.7	3.7%
Retail Trade	10,297	10,527	11,163	11,636	12,129	4.2%
Value of Manufacturers’ Shipments	9,596.2	9,994.7	9,558.5	9,838.2	10,638.0	2.6%
Unemployment Rate	8.8%	8.4%	7.9%	8.0%	7.7%
Annual Increase in Consumer Price Index:
Nova Scotia	1.8%	2.8%	2.0%	1.9%	3.0%
Canada	1.8%	2.2%	2.0%	2.2%	2.3%

(1)	Compound annual rate of growth is computed by distributing the aggregate amount of growth during the period on the basis of a single annual rate of growth compounded annually. These rates are not adjusted for inflation unless otherwise indicated.

(2)	Gross Domestic Product (“GDP”) at market prices represents the value added by each of the factors of production plus indirect taxes less subsidies.

(3)	In dollars
Sources: Statistics Canada, Catalogue No 13-213, 13-001, 61-206, 31-001, 63-005 and CANSIM Table 080-0002, 304-0015 and 326-0021.

Recent Developments
     In response to the weakening of economic activity, the 2009-2010 Budget fiscal plan shows that the Government intends to incur a budgetary deficit for the 2009-2010 fiscal year, followed by balanced budgets in the next four years, and embark on a significant capital expenditure program. Subsequent to the September 24, 2009 Budget, the Province received a report from an Economic Advisory Panel. The Panel was made up of two academics, the President of the Atlantic Provinces Economic Council and a former bank vice-president. That report recommended that the Province delay until 2012-13 to achieve a balanced budget. The Province has responded to the report by stating it will develop a multi-year fiscal plan that will balance the budget at the earliest possible time, but will not include the originally budgeted balance for fiscal year 2010-2011. The capital expenditure program, in addition to the previously established capital expenditure program is expected to add $1.1 billion to the Province’s debt over a four year period. This program will appear as capital expenditures rather than as part of the operating budget.
     The following table sets forth the most recently available information with respect to certain economic indicators for Nova Scotia and Canada.
RECENT DEVELOPMENTS

		Percentage Change except
		where noted
	Period	Nova Scotia	Canada

Retail Trade (1)	Jan. — Dec 2009/	0.4%	-3.0%
	Jan. — Dec 2008

Housing Starts (all areas) (2)	Jan. — Dec 2009/	-13.7%	-29.4%
	Jan. — Dec 2008

Unemployment Rate (level)(3)	January 2010	9.8%	8.3%
Unemployment Rate (level)	Jan. — Dec. 2009	9.2%	8.3%

Consumer Price Index	Jan. — December 2009/	-0.2%	0.3%
	Jan. — December 2008

(1)	Seasonally adjusted.

(2)	These figures represent residential housing starts in both urban and rural areas.

(3)	These figures reflect the seasonally adjusted rate of unemployment.
Sources: Statistics Canada, Catalogue No. 71-001 PPB and CANSIM Tables 080-0014, 027-0008 and 326-0020.
          The Conference Board of Canada’s economic forecast on January 27, 2010 shows Nova Scotia and Canada’s GDP growth at basic prices in 2002 dollars would be 1.9% and 2.8%, respectively, for 2010.

Economic Structure
          Nova Scotia’s economy features the general characteristics of developed economies. Nova Scotia’s service sector is disproportionately larger than that of Canada. This represents Nova Scotia’s long-established position as the principal private sector service center for Atlantic Canada and the center for regional public administration and defense.
          The following table shows the relative contribution of each sector to GDP in basic prices (chained 2002 dollars) for Nova Scotia and Canada for the calendar years indicated.
NOVA SCOTIA GROSS DOMESTIC PRODUCT BY INDUSTRY IN BASIC PRICES
(CHAINED 2002 DOLLARS)

						Compound
						Annual Rate of	% of GDP
						Growth	in Basic Prices,
	2004	2005	2006	2007	2008	2004-2008	2008
			(In millions)				Nova Scotia	Canada
Primary Sector:

Agriculture, Forestry, Fishing, and Hunting	$740.4	$745.8	$752.6	$776.2	$829.4	2.9%	3.1%	2.2%
Mining and Oil, and Gas Extraction	795.1	831.0	768.4	823.3	879.6	2.6%	3.3	4.6
Utilities	615.8	594.1	563.6	602.3	592.5	-1.0%	2.2	2.5

	2,151.3	2,170.9	2,084.6	2,201.8	2,301.5	1.7%	8.5	9.3

Secondary Sector:
Manufacturing	2,847.1	2,820.5	2,568.5	2,610.8	2,577.4	-2.5%	9.5	14.0
Construction	1,546.6	1,497.6	1,537.6	1,452.1	1,587.9	0.7%	5.9	6.1

	4,393.7	4,318.1	4,106.1	4,062.9	4,165.3	-1.3%	15.4	20.0

Service Sector:
Transportation and Warehousing	1,037.0	1,016.1	1,037.3	1,047.1	1,085.4	1.1%	4.0	4.7
Wholesale and Retail Trade	2,782.7	2,842.3	2,952.1	3,031.4	3,103.7	2.8%	11.5	11.8
Information and Culture Industries	867.2	925.2	934.2	949.2	962.2	2.6%	3.6	3.7
Finance and Insurance, Real Estate and Leasing, and Management of Companies	5,027.7	5,128.7	5,354.1	5,521.9	5,641.8	2.9%	21.0	20.0
Education Services	1,449.9	1,512.6	1,517.5	1,547.7	1,581.3	2.2%	5.8	4.9
Health Care and Social Assistance	2,100.9	2,143.8	2,231.4	2,207.1	2,252.8	1.8%	8.3	6.4
Arts, Entertainment, and Recreation	184.8	181.7	178.5	178.9	175.4	-1.3%	0.6	0.9
Accommodation and Food Services	640.6	629.7	632.3	624.2	639.2	-0.1%	2.4	2.2
Other (1)	2,000.1	2,020.3	2,060.5	2,106.4	2,154.4	1.9%	8.0	10.1
Public Administration	2,688.4	2,753.2	2,841.8	2,835.2	2,855.3	1.5%	10.6	5.7

	18,779.3	19,153.6	19,739.7	20,049.1	20,451.5	2.2%	75.7	70.7

Gross Domestic Product at Basic Prices	$25,250.2	$25,595.5	$25,837.1	$26,231.4	$26,864.9	1.7%	100.0%	100.0%

(1)	Includes the following industry categories: Professional, Scientific and Technical Services; Administrative and Support, Waste Management and Remediation Services; and, Other Services.
Sources: Statistics Canada, Catalogue No. 15-001-XPB

Population and Labor Force
          According to estimates by Statistics Canada, at July 1, 2009, the population of Nova Scotia was 938,183 or 2.8% of the Canadian population of 33.7 million. During the period July 2005 to July 2009, the population of Nova Scotia remained unchanged, as compared to growth of 1.1% for Canada. Nova Scotia’s labor force grew at a compounded annual rate of 0.8% compared to 1.4% for Canada for the 2005 to 2009 calendar year period.
          In 2009, the Province’s labor force averaged 499,000 persons, representing 64.6% of the population 15 years of age and over. This is an increase of 0.7 percentage points in the participation rate compared to 2008. The figures on the calendar year 2009 show that Nova Scotia’s labour market remained fairly stable. The estimate of annual employment remained unchanged compared to annual employment for 2008. The estimate for annual labour supply for 2009 reveals a 1.6% increase over 2008.
          Nova Scotia’s unemployment rate increased to 9.8% in January 2010, on a seasonally adjusted basis, versus the January 2009 level of 8.9%. This compares with an increase in rates to 8.3% from 7.3% respectively for Canada for the same period. The unemployment rate for Nova Scotia in January 2010 reflects a decrease in the labor force of 0.3%, a decrease in the number of individuals employed of 1.4%, combined with an increase in the number of unemployed of 10.7%, compared to the same month in 2009. For 2009, annual estimate for unemployment stands at 46,000 compared to 38,000 in 2008, an increase of 21.1%.
          The following table sets forth Nova Scotia’s population and labor force for the 2005 to 2009 calendar years.
POPULATION AND LABOR FORCE

						Compound Annual Rate
	2005	2006	2007	2008	2009	of Growth
	(In thousands unless otherwise indicated)
Total Population (July 1)	938	938	936	937	938	0.0%
Population 15 Years of Age and Over	761	763	764	769	773	0.4%
Labor Force	484	480	487	491	499	0.8%
Labor Force Employed	443	442	448	453	453	0.6%
Participation Rate (%):
Nova Scotia	63.6%	62.9%	63.7%	63.9%	64.6%
Canada	67.2%	67.2%	67.6%	67.8%	67.3%
Unemployment Rate (%):
Nova Scotia	8.4%	7.9%	8.0%	7.7%	9.2%
Canada	6.8%	6.3%	6.0%	6.1%	8.3%
Source: Statistics Canada, Catalogue Number 71F0004-XCB, 90-002-XPB and 91-213-XIB.

          The following table illustrates the distribution of employment in Nova Scotia by industry for the calendar years 2004 through 2008, and the compound annual rate of growth over the period 2005 to 2009.
EMPLOYMENT BY INDUSTRY

						Compound
						Annual
						Rate of
	2005	2006	2007	2008	2009	Growth

	(In thousands)
Agriculture	5.8	4.7	5.6	6.4	6.7	3.7%
Forestry, Fishing, Mining, Oil, and Gas	15	12.7	12.2	12.7	12.6	-4.3%
Utilities	2.4	1.8	1.9	3.1	3.1	6.6%
Construction	27.7	27.3	27.2	31.3	30.4	2.4%
Manufacturing	40.3	39.1	41.4	39.1	33.8	-4.3%
Wholesale and Retail Trade	77.8	78.2	77	79.2	76.6	-0.4%
Wholesale Trade	15.7	13.6	13.3	13.8	13.6	-3.5%
Retail Trade	62.1	64.7	63.7	65.3	63.0	0.4%
Transportation and Warehousing	21	18.7	18.4	18.6	20.6	-0.5%
Finance, Insurance, Real Estate, and Leasing	21.8	22.3	23.2	22.3	23.3	1.7%
Professional, Scientific, and Technical Services	20.2	18.4	17.5	21.3	22.7	3.0%
Business, Building and Other Support Services	24.2	28.8	27.1	25.9	23.4	-0.8%
Educational Services	35.3	34.7	36.3	33.9	37.8	1.7%
Health Care and Social Assistance	56	59.1	61.5	60.5	62.8	2.9%
Information, Culture, and Recreation	15.8	16.3	19.5	19.8	18.3	3.7%
Accommodation and Food Services	31.6	29.8	30.2	29.4	29.3	-1.9%
Other Services	20.8	20.7	20.5	19.4	19.5	-1.6%
Public Administration	27.4	29.2	28.1	30.3	32.0	4.0%
Total — All Industries	443.1	441.8	447.6	453.2	452.8	0.6%
Sources: Statistics Canada, Labour Force Historical Review 2008 CD-ROM No. 71F0004-XCB

Income and Prices
          Personal income in Nova Scotia increased by 3.7% to $30,021 million in 2008, and average weekly wages in 2008 increased by 2.6% to $713.92.
          The following table reflects the percentage increases in average weekly wages and salaries as well as the Consumer Price Index (“CPI”) for Nova Scotia and Canada for calendar years 2004 through 2008. On an annual basis in 2009, Nova Scotia’s CPI decreased by 0.2% over 2008, while Canada’s CPI increased by 0.3% over 2008.
CPI AND AVERAGE WEEKLY WAGES AND SALARIES, INDUSTRIAL
AGGREGATE (PERCENT INCREASE OVER PREVIOUS YEAR)

	Nova Scotia		Canada
	Average Weekly		Average Weekly
	Wages and Salaries	CPI	Wages and Salaries	CPI
2004	3.4%	1.8%	3.1%	1.8%
2005	5.0%	2.8%	3.9%	2.2%
2006	2.5%	2.0%	2.5%	2.0%
2007	3.1%	1.9%	4.3%	2.2%
2008	2.6%	3.0%	2.8%	2.3%
2009	n/a	-0.2%	n/a	0.3%
Sources: Statistics Canada, Catalogue Number 72F0023-XCB and CANSIM Tables 281-0026 and 326-0021.

Capital Expenditures
          Capital expenditures consist of investment in new construction, and purchases of machinery and equipment in Nova Scotia by the private sector and all levels of government.
          The following table sets forth preliminary actual capital expenditures for the 2006 to 2009 calendar years and investment intentions for 2010.
CAPITAL EXPENDITURES1

	2006	2007	2008	2009(2)	2010(3)
	(in millions)
Housing	$1,889.9	$2,023.9	$2,096.9	$1,997.6	$2,000.3
Education	197.7	168.0	189.2	352.3	288.8
Health care and Social Services	116.3	114.2	173.3	245.4	284.0
Public Administration	847.8	792.3	793.6	842.7	972.3
Wholesale and Retail Trade	374.8	453.3	405.1	408.2	330.3
Finance, Insurance, Real Estate, and Leasing	906.5	900.1	709.3	520.5	519.9
Construction	118.9	126.8	132.3	133.4	135.9
Manufacturing	391.9	612.1	418.5	294.4	300.3
Agriculture, Forestry, and Fishing	111.4	112.8	120.6	110.4	110.2
Other (4)	1,382.2	1,324.8	1,160.0	1,625.5	1,638.7

Total	$6,337.4	$6,628.3	$6,198.8	$6,530.4	$6,580.7

Private Sector	$5,094.3	$5,382.9	$4,932.6	$5,111.7	$5,064.5
Public Sector	1,243.1	1,245.4	1,266.1	1,418.7	1,516.2

Total	$6,337.4	$6,628.3	$6,198.8	$6,530.4	$6,580.7

Construction	$3,951.9	$3,865.3	$4,012.2	$4,571.7	$4,617.2
Machinery and Equipment	2,385.5	2,762.9	2,186.5	1,958.7	1,963.5

Total	$6,337.4	$6,628.3	$6,198.8	$6,530.4	$6,580.7

(1)	Capital Expenditures are classified under the North American Industrial Classification System (“NAICS”).

(2)	Preliminary Actual

(3)	Investment Intentions as reported in February 2010.

(4)	“Other” includes Mining and oil and gas extraction; Utilities; Transportation and warehousing; Professional, Scientific and Technical Services; Management of Companies and Enterprises; Administrative and Support, Waste Management and Remediation Services; Arts, Entertainment, and Recreation; Accommodation and Food Services; and Other Services.
Source: Statistics Canada, Catalogue Number 61-205, February 2010 and CANSIM Tables 026-0005 and 032-0002.

          The Private and Public Investment in Canada, Intentions 2010 survey published in February 2010 by Statistics Canada showed a 0.8% increase in capital expenditures intentions in Nova Scotia in 2010 over 2009, reflecting expectations of increased capital spending in health care and social services and public administration, and offset by declining spending in education, and wholesale and retail trade. Most other categories, such as housing, remained relatively unchanged from 2009 levels. Private sector capital expenditure investment intentions for 2010 were expected to account for 77% of the total capital expenditures.
          Capital expenditures for 2009 showed a 5.3% increase compared to 2008, reflecting large increases in capital expenditures in education, health care and social services, and the “other” category in which data is suppressed by Statistics Canada for confidentiality reasons. There were major declines in capital expenditures in the manufacturing sector, and finance, insurance, real estate and leasing. Capital expenditure in housing also fell by 4.7% in 2009 compared to 2008.
          Capital expenditures for 2008 showed a 6.5% decrease compared to 2007, reflecting increased investment in, public administration and mining and mining related industries being more than offset by declines in capital expenditure in manufacturing, wholesale and retail trade, transportation and warehousing, finance, insurance, real estate and leasing, and the information and culture sector.
          Capital expenditures for 2007 showed a 4.6% increase over 2006, reflecting increased spending in housing, transportation and warehousing, finance, insurance, real estate and leasing, wholesale and retail trade, manufacturing, and information and culture industries. These results were partially offset by declines in mining and mining related industries, and public administration sectors.
          Capital expenditures for 2006 showed a 5.5% increase in capital expenditures over 2005, reflecting increased investment in transportation and warehousing, information and culture industries, public administration, housing, and finance, insurance, real estate and leasing. These were somewhat offset by declines in capital expenditure in mining and mining related industries, wholesale and retail sale, agriculture, forestry and fishing, and manufacturing.

Goods Producing Industries
          Manufacturing. The manufacturing industry is the largest contributor to the goods producing portion of Nova Scotia’s economy and accounted for 9.5% of real GDP (basic prices in chained 2002 dollars) in 2008. The gross selling value of manufacturers’ sales increased from $9,605 million in 2004 to an estimated total of $10,638 million in 2008 presenting a compound annual rate of growth of 2.6%. This compares with a compound annual rate of growth of 0.9% for Canada over the same period.
          In 2008, the gross selling value of manufacturers’ sales was 8.1% higher than in 2007. Exports of chemical products, non-metallic minerals, machinery and furniture and related products were up, while exports of food products, wood products, plastics and rubber products and transportation equipment were down. The employment level in the manufacturing sector in 2008 decreased by 2,300 persons or a decline of 5.6% compared to 2007.
          Most of the employment in the manufacturing sector occurs outside of the province’s largest urban center (Halifax Regional Municipality) making the sector directly and indirectly a key employer in many of the more rural areas of the province.
          The United States is the primary market for Nova Scotia’s international merchandise export trade. In 2008, $4.560 billion or 78.2% of the value of Nova Scotia’s international merchandise exports went to the United States.
          Almost 30% of manufacturers’ sales for Nova Scotia in 2008 were attributable to two major industry groups: food and plastics and rubber products. The food industry accounted for 18.2% of total shipments in 2008, and the plastics and rubber products accounted for 10.8%. The latter category is in part related to the three plants operated by Michelin North American (Canada) Inc. The pulp and paper industry and sales from a petroleum refinery (for which the specific output valued are not published but are included by Statistics Canada shown in “Other” in the table below) contribute to significant output within the manufacturing industry.
          The following table sets forth the gross selling value of manufacturers’ sales for Nova Scotia by industry group for the calendar years 2005 through 2009.
GROSS SELLING VALUE OF MANUFACTURERS’ SALES

	2005	2006	2007	2008	2009
	(millions $)
Food	$2,228	$2,195	$2,066	$1,936	$2,016
Wood Products	630	609	510	468	418
Chemicals	153	228	265	307	284
Plastics & Rubber Products	1,349	1,086	1,168	1,153	995
Non-metallic Mineral Products	183	195	220	229	206
Fabricated Metal Products	218	233	241	256	233
Machinery	165	163	155	187	172
Computer & Electronic Products	152	200	220	184	191
Electrical Equipment, Appliances & Components	70	46	41	41	38
Transportation Equipment	864	820	715	815	712
Furniture & Related Products	111	100	102	114	92
Other	3,872	3,683	4,134	4,949	3,674

All Manufacturing Industries	$9,995	$9,559	$9,838	$10,638	$9,030
Source: Statistics Canada, CANSIM Table 304-0015.

          Construction. The construction industry is the second largest goods-producing industry in Nova Scotia. Its contribution to real GDP (basic prices in chained 2002 dollars) was $1,587.9 million in 2008 and accounted for 5.9% of total real GDP. Construction activity accounted for 66.4% of total capital expenditures in 2008, an increase of 8.0% from 2007 versus a 1.6% increase in Canada in 2008 over 2007. Compound annual growth in capital expenditures on construction in Nova Scotia was 4.5% for the 2004 to 2008 period, as compared to 10.7% for Canada.
          Canada Mortgage and Housing Corporation reported that housing starts in all areas of Nova Scotia decreased by 16.2% in 2008, compared to a decrease of 7.6% at the national level over the same period. Capital expenditures on housing construction in Nova Scotia increased 0.2% in 2008, versus a 2.8% increase in Canada for the same period. Construction associated with housing starts comprises only part of the capital expenditures on housing construction; a significant part of these expenditures are for residential renovations. Renovations in Nova Scotia in 2007 totaled $452 million.
          Capital expenditures on non-residential construction increased 27.4% in 2008 in Nova Scotia versus an increase of 11.4% in Canada.
          Employment in the construction sector in 2008 was up by 4,100 persons compared to 2007, the demand for workers in the industry over the last couple of years was above the historical long-term levels. Over the time period of 2004 to 2008, the compound annual rate of growth for employment in the construction industry was 2.6%, well above the rate of 1.3% for all industries in Nova Scotia.
          Fisheries. A large and diverse commercial fish and processing industry exists in Nova Scotia. Nova Scotia harvests over 50 different species of seafood, and exports these products to all major seafood markets. The Federal Government, through detailed stock assessment plans and quotas, manages fisheries resources.
          Nova Scotia’s fish landings had a value of $661.4 million in 2008. Shellfish such as lobster, snow crab and scallops, accounted for 83.1% of the value of landings. Lobster is the predominant species and represented 49.8% of the total landed value. Scallops and shrimp are the next predominant species at 13.6% and 7.4%, respectively.
          Nova Scotia was the largest exporting province for seafood in 2008 at just under $853.4 million. The United States is still Nova Scotia’s main destination for seafood, representing 61.2% of fish exports in 2008. Most of the remaining export value of seafood in 2008 was destined for Japan, France, Germany, Denmark, Belgium and the Netherlands. The international export value of fishing and seafood products in 2008 declined by 11.6% compared to levels in 2007. Exports to the US were affected by the strength of the Canadian dollar and fuel prices.
          The harvesting sector employed 5,800 persons throughout all of Nova Scotia in 2008, a decrease of approximately 500 persons from 2007.
          In terms of real GDP growth, 2008 saw output increase 3.3% from 2007 levels. Total volume of commercial fish landings (metric tonnes) was down 1.2% in 2008 compared to level in 2007. The Canadian dollar has been putting downward pressure on the value of exports to the US market; the total value of exports for fish and seafood was down 12.8% in 2008 relative to 2007.

          The following table sets forth information with respect to the fishing and fish processing industry in Nova Scotia for the calendar years 2004 through 2008.
FISHING AND FISH PROCESSING INDUSTRY

	2004	2005(1)	2006(1)	2007(2)	2008(2)
	(in Millions)
Quantity of Fish Landings (pounds) (3)	733.0	591.3	626.7	555.0	547.0
Value of Fish Landings (3)	$743.5	$731.7	$656.7	$599.2	$661.4
Market Value of Fish Products Produced (4) (5)	$1,412.7	$1,390.2	$1,247.7	$1,138.5	$1,256.7
Capital Investment (6)	$57.3	$59.3	$51.8	$48.5	$48.5
Value of Exports of Fish and Marine Products	$1,098.3	$1,045.7	$974.4	$950.8	$829.2

(1)	Revised.

(2)	Preliminary.

(3)	Does not include Aquaculture.

(4)	Estimated by Province of Nova Scotia.

(5)	Includes an estimate of market value for imported frozen fish processed net of raw material costs.

(6)	Includes fishing, hunting, and trapping.

Sources:	Department of Fisheries and Oceans, and Nova Scotia Department of Agriculture and Fisheries.

Statistics Canada, Catalogue Number 61-205 and CANSIM Table 29-0005.
          Participation in, and regulation of, the fisheries was the subject of a 1999 decision of the Supreme Court of Canada. In September and November 1999, the Supreme Court held that under the Treaty of 1760, the Mi’kmaq are entitled “to continue to provide for their own sustenance by taking the products of their hunting, fishing and other gathering activities, and trading for what in 1760 termed ‘necessaries,’” which the Supreme Court interpreted as the ability to obtain a “moderate livelihood.” A moderate livelihood was described by the Supreme Court as including basics such as “food, clothing and housing, supplemented by a few amenities” but does not extend to the open-ended accumulation of wealth. The Supreme Court held that the right is subject to regulation. See “Introduction — Current Issues Concerning Native Persons.” The case was fact-specific in relation to eels, and determinations of what are appropriate hunting, fishing and gathering activities for modern Mi’kmaq will be decided by either a court on a case by case, fact specific basis, or through negotiations of the parties. Interim fishing agreements have been entered into by the Federal Department of Fisheries and Oceans with a majority of the native groups dealing with the issuance of limited licenses for specific fisheries, including lobster fishing zones, training, and acquisition of equipment. Licenses issued pursuant to these agreements are available as a result of the Federal Government purchasing non-native licenses.

          Mining and Mineral Exploration The value of mineral production (excluding oil and gas) in Nova Scotia increased 3.8% to $340.2 million in 2008 from 2007 levels. Gypsum, crushed stone, salt, sand and gravel, lead, zinc and coal are the major minerals being produced. Nova Scotia also produces cement, clay, peat, barite, and silica.
          Real GDP change in the sector, including the oil and gas sector, had an increase of 6.8% in 2008 from 2007. The industry, including the oil and gas sector, employed 3,600 persons in 2008, an increase of approximately 200 from 2007.
          Nova Scotia’s 2008 production value of stone decreased 10.9% to $78.4 million from 2007, with production of 9.6 million tonnes.
          Nova Scotia’s gypsum and anhydrite deposits are among the largest workable deposits in Canada. Nova Scotia is the most productive gypsum-mining region in the world. Gypsum outcrops occur throughout the whole of the northern half of the province’s mainland and Cape Breton Island. In 2008, Nova Scotia produced about 83.5% of Canada’s gypsum. Statistics show the value of gypsum production to be $60.4 million in 2008 with 4.8 million tonnes being produced. For 2008, the value of international exports was $66.7 million, a decrease of 36.5% from 2007. Approximately 98.4% of the gypsum and anhydrite shipped to international markets from Nova Scotia was destined for the United States in 2008.
          There are currently two surface coal mines operating in Nova Scotia. Production information is currently unavailable due to confidentiality requirements of Statistics Canada.
          Agriculture Real GDP in the agricultural sector decreased by 1.0% in 2008, despite a 3.6% increase in farm cash receipts. Most of this change in real GDP occurred in field crop production, where total crop receipts increased 2.8% in 2008. The number of people employed in the agricultural sector stood at 6,400 persons in 2008, an increase of approximately 800 from 2007. The major components of agricultural production in Nova Scotia include dairy products, poultry, eggs and fruit crop production. Farm cash receipts for livestock production were up 5.7% in 2008.
          Forestry In 2008, the value of manufacturing shipments for wood products was $467.8 million, a decrease of 8.3% from 2007. The logging sector employed approximately 3,300 persons in 2008, an increase of approximately 800 from 2007. In 2008, the total provincial harvest of round wood was 4,884,023 cubic meters, a decrease of 7.0% from 2007. Of this amount, 315,632 cubic meters or 6.5% was exported. Finished lumber production was 862,300 metric tonnes, a decline of 29.6% from 2007. Export sales of lumber, mostly to the United States, were down 57.0% in 2008 over 2007. In 2008, export sales for paper products were up 21.0%, while wood pulp export shipments were up 3.6%.

Exports
          The total value of exports of goods and services from Nova Scotia in 2008, under Statistics Canada’s Provincial Economic Accounts data system, stood at $15,365 million, giving an annual compound growth rate of 1.5% over the 2004 to 2008 period. The value of exports of goods and services represented 44.9% of the total value of GDP in 2008.
          Of the $15,365 million in total exports, 50.2% or $7,719 million were shipped to other countries, leaving 49.8% or $7,646 million as exports to other provinces within Canada. Exports of goods accounted for 72.7% of total exports while exports of services accounted for 27.3%. Most of the goods are exported to other countries (59.4%), while services are mostly exported to other provinces (74.1%).
          Over the 2004 to 2008 period, the total value of exports of goods had an annual compound growth rate of 0.7% compared to 3.9% for the total value of export of services.
          Statistics Canada reports in their Provincial Economic Accounts data system that the total value of international exports of goods in 2008 was $6,872 million, experiencing an annual compound rate growth of 0.6% since 2004. That Provincial Economic Accounts figure can be contrasted with Nova Scotia’s international merchandise exports of goods based on customs clearing data that amounted to $5,834.8 million in 2008. The Provincial Economic Accounts data system adjusts the customs data for other costs such as transportation margins and duties. During the period 2004 to 2008 the Canadian dollar appreciated from $1.3015 CAD/USD in 2004 to $1.0660 CAD/USD in 2008.
          For 2009, the customs export figures show a decline of 27%, principally due to a decline of 62% in oil and gas extraction. This reflected price levels and shutdowns of production for maintenance and refurbishment of facilities. All other categories, except fishing, also experienced declines in 2009.-
          The following table sets forth categories of Selected Trade indicators for the calendar years 2004 through 2008.
SELECTED TRADE INDICATORS

	2004	2005	2006	2007	2008
	(In millions $)

Exports of goods to other countries	6,697	6,752	6,013	6,335	6,633
Export of services to other countries	1,052	1,031	1,045	1,059	1,086

Exports to other countries	$7,749	$7,783	$7,058	$7,394	$7,719

Exports of goods to other provinces	4,165	4,342	4,228	4,122	4,541
Export of services to other provinces	2,540	2,673	2,870	2,984	3,105

Exports to other provinces	6,705	7,015	7,098	7,106	7,646

Total Exports of goods and services:	14,454	14,798	14,156	14,500	15,365

Imports of goods from other countries	7,938	8,479	8,449	8,725	9,662
Import of services from other countries	994	1,031	1,045	1,119	1,151

Imports from other countries	8,932	9,510	9,494	9,844	10,813

Imports of goods from other provinces	5,461	5,166	5,213	5,332	5,810
Imports of services from other provinces	4,669	5,159	5,418	5,768	5,886

Imports from other provinces	10,130	10,325	10,631	11,100	11,696

Total Imports of goods and services:	19,062	19,835	20,125	20,944	22,509

Trade Balance	-4,608	-5,037	-5,969	-6,444	-7,144

Source: Statistics Canada

          The following table sets forth Nova Scotia’s top ten international merchandise exports by industry for the calendar years 2005 through 2009, and the compound annual growth rate over the 2005 to 2009 period.
INTERNATIONAL MERCHANDISE EXPORTS BY INDUSTRY

						Compound
						Annual Rate
	2005	2006	2007	2008	2009	of Growth
	(in millions)
Oil & Gas Extraction	$1,348.6	$974.9	$1,159.9	$1,470.5	$561.4	-19.7%
Tire Manufacturing	735.2	758.9	819.4	857.9	783.7	1.6%
Paper Mills	568.2	246.2	512.0	619.1	504.9	-2.9%
Seafood Product Preparation & Packaging	557.3	513.8	503.5	430.5	391.5	-8.4%
Fishing	496.2	478.7	461.6	422.9	429.4	-3.6%
Petroleum Refineries	69.8	130.0	100.5	195.1	59.6	-3.8%
Pulp Mills	172.9	170.9	168.5	163.9	126.6	-7.5%
Frozen Food Manufacturing	96.2	114.5	111.9	108.2	78.7	-4.9%
Sawmills & Wood Preservation	227.7	204.3	158.8	98.0	68.7	-25.9%
Navigational, Measuring, Medical & Control Instruments	62.9	63.7	69.2	78.7	76.5	5.0%

Sub-total	4,335.0	3,655.9	4,065.2	4,444.8	3,080.9	-8.2%

Other	1,467.9	1,537.7	1,386.1	1,390.0	1,171.2	-5.5%

Grand total	$5,802.9	$5,193.7	$5,451.3	$5,834.8	$4,252.2	-7.5%

Source: Statistics Canada and Industry Canada.

Service Sector
          Overview. The metropolitan area is the largest financial and commercial service center in Atlantic Canada. The area is also one of Canada’s major medical and scientific communities, and the location of several federally sponsored scientific research institutions, including the Bedford Institute of Oceanography. The Halifax region is also home to several universities as it is a major education center for Atlantic Canada.
          The Halifax region accounted for 46.2% of the total employment in Nova Scotia in 2008 producing an unemployment rate of 5.2% for 2008 compared to the 7.7% unemployment rate for the Province as a whole, and 6.1% unemployment rate for Canada. In 2009, Halifax accounted for 47.6% of the total employment in Nova Scotia, and the unemployment rate was 6.4% compared to 9.2% for the Province.
          The following table sets forth the percentage contribution to the GDP for the service sector by component for the calendar years 2004 through 2008.
SERVICE INDUSTRIES AS A PERCENTAGE OF TOTAL SERVICE PRODUCING INDUSTRIES

	2004	2005	2006	2007	2008

Finance, Insurance, Real Estate, Renting and Leasing, and Management of Companies	26.8%	26.8%	27.1%	27.5%	27.6%
Wholesale and Retail Trade	14.8%	14.8%	15.0%	15.1%	15.2%
Public Administration	14.3%	14.4%	14.4%	14.1%	14.0%
Health Care and Social Assistance	11.2%	11.2%	11.3%	11.0%	11.0%
Educational Services	7.7%	7.9%	7.7%	7.7%	7.7%
Transportation and Warehousing (1)	5.5%	5.3%	5.3%	5.2%	5.3%
Information and Culture Industries	4.6%	4.8%	4.7%	4.7%	4.7%
Accommodation and Food Services	3.4%	3.3%	3.2%	3.1%	3.1%
Arts, Entertainment, and Recreation	1.0%	0.9%	0.9%	0.9%	0.9%
Other (2)	10.7%	10.5%	10.4%	10.5%	10.5%

Total (3)	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes Pipeline Transportation — See “Offshore Exploration and Development”.

(2)	Includes the following industrial categories: Professional, Scientific and Technical Services; Administrative and Support, Waste Management and Remediation; and Other Services.

(3)	Numbers may not add up due to rounding.
     Source: Statistics Canada, Catalogue Number 15-203.
          Trade. In 2009, retail trade increased 0.4% in Nova Scotia compared to a decline of 3.0% in Canada. The value of retail sales in 2009 in Nova Scotia was $12,173.3 million. The compound annual rate of growth in retail sales was 3.7% in Nova Scotia and 3.1% in Canada during the 2005 to 2009 period. Employment in the retail sector stood at 63,000 persons in 2009, a decrease of approximately 2,300 persons compared to 2008.
          The value of wholesale trade was $7,041.9 million in 2009, a decline of 1.3% compared to 2008. The sector had an employment level of 13,600 in 2009, a decrease of approximately 200 from 2008. In 2008, the wholesale sector had a real GDP rate of change of 2.2%. As noted in the above table, the trade sector accounts for 15.2% of the total value of GDP for the service producing sector.
          Transportation and Warehousing. Transportation and warehousing have been important factors in the economy of Nova Scotia throughout its history. Halifax harbor and the Strait of Canso are deep-water, ice-free harbors. The Port of Halifax is capable of handling vessels up to 150,000 metric tonnes, and the Strait of Canso can accommodate the world’s largest super-tankers.

          The sector had a real GDP growth rate (chained 2002 dollars) of 3.7% in 2008. Over the time period of 2004 to 2008, the sector has experienced an annual compound increase of 1.1%. In 2008, the sector employed about 18,600 persons, an increase of 200 from 2007.
          Port facilities at Halifax include 35 deep-water berths that are complemented by rail, air, and motor freight services. With two container terminals, each capable of berthing two container ships simultaneously, Halifax is Canada’s third largest container port and the only port on the east coast of North America capable of handling fully laden Post-Panamax vessels. The total volume of cargo handled by the Port of Halifax in 2008 was 10.3 million metric tonnes. In 2008, containerized cargo tonnage amounted to 3.2 million metric tonnes. Bulk cargo, chiefly consisting of petroleum products and gypsum, totaled 6.6 million metric tonnes. Ro/Ro (roll-on/roll-off) and break-bulk accounted for the rest of the cargo tonnage shipped through the Port of Halifax. This port serves as a trans-shipment point for automobile distribution throughout Atlantic Canada via ship and rail. The Port of Halifax also serves more container lines, with more direct calls to Europe, the Mediterranean, Middle East, Asia, South America, Central America, and the Caribbean than any other Canadian port The Port of Halifax marked a record year for visitation by cruise vessels with 125 vessels in 2008 and 228,133 passengers.
          Tourism. Approximately 2.09 million tourists visited Nova Scotia during 2009, an increase of 1% from the number of visitors in 2008. Overall in 2009, the majority of visitors, 88%, came from other parts of Canada, with 9% from the United States, and 3% from overseas. About 70% of visitors to Nova Scotia travelled by road, with the remaining 30% arriving by air. The number of visitors from other parts of Canada increased slightly by 1% (23,600). There was a 6% decrease (4,300) fewer overseas visitors. The downward trend of American visitors to Canada continued in 2009, with 3% (6,500) fewer visitors from the United States.
Energy
          There is one petroleum refinery operating in Nova Scotia. Crude oil for the refinery is obtained from foreign sources.
          The majority of electricity generated in Nova Scotia is from coal and oil-fired facilities. Overall total electricity production in Nova Scotia for 2008 was 12,164.4 gigawatt hours, a 2.8% decrease in production over 2007. Total utility generation was 11,916.1 gigawatt hours, a 2.9% decrease over 2007. Total hydro generation was 1,090.1 gigawatt hours, a 4.7% increase over 2007. Nova Scotia Power Inc. had also entered into purchase agreements for an additional 240 megawatts of power to be generated in the province. The Province of Nova Scotia’s regulations require that nearly 20 per cent of the Province’s electricity supply come from renewable sources (wind, solar, tidal and biomass technology) by 2013.
Offshore Exploration and Development
          Since the beginning of exploration activity in the late 1960’s, substantial gas reserves and modest oil reserves have been discovered, including the six fields that are part of the Sable Offshore Energy Project (“SOEP”), and also the Deep Panuke Project. As of March 2009, there were 867,209 hectares of land in the offshore region under active exploration licenses, including 87,495 hectares under significant discovery licenses and 33,858 hectares under production license. SOEP expenditures in Canada through December 31, 2008 on development and operations have been $3,010.8 million, 68.6% of this amount was spent in Nova Scotia.
          SOEP is a natural gas project located on the Scotia Shelf that commenced production on December 31, 1999. SOEP’s natural gas production averaged 347.6 mmcf/d in 2009, and condensate production was 62,198 cubic metres per day in 2008. The Sable Offshore Energy Project is divided into two ‘tiers’ of offshore development. The first tier was completed in December 1999 and involved the development of the Thebaud, North Triumph, and Venture fields, as well as the construction of three offshore platforms, an onshore gas plant and an onshore fractionation plant. Natural gas production commenced on December 31, 1999. Alma, the first Tier II platform was onstream in late 2003 while production from South Venture, the second field began late in 2004.
          A compression unit was installed on the SOEP project’s central processing platform in 2006, and was operational in mid-November of that year. SOEP continues to produce natural gas with production at lower levels in 2009 as the compression platform only boosted production for a short period, and ExxonMobil completed a tenth anniversary asset maintenance program of the production facilities in August 2009. Given the production stoppage in August, SOEP production was down 22.5% in 2009 compared to 2008. In addition to the producing gas field, the SOEP project includes a gas plant at Goldboro and a fractionation plant at Point Tupper. The Maritimes & Northeast Pipeline provides transportation of SOEP gas to markets in Nova Scotia, New Brunswick, and the northeastern United States. This pipeline originates at the “tailgate” of the gas plant in Goldboro, Nova Scotia, continues in a westerly direction and crosses the New Brunswick-Nova Scotia border near Tidnish, Nova Scotia.
SOEP NATURAL GAS PRODUCTION

	2005	2006	2007	2008	2009

Total Production (mmcf/d)	408.2	367.1	426.0	448.6	347.6
          ExxonMobil Canada Properties Ltd., Shell Canada Ltd., Imperial Oil Reserves, Pengrowth Energy Trust and Mosbacher Operating Ltd. are interest holders in SOEP. In 1999, the project partners signed a royalty agreement for this project with the Province. The royalty income from offshore gas and natural gas liquids for the fiscal year 2008-09 was $451.8 million.
          In October 2007, EnCana announced that its Board of Directors had approved the development of the company’s Deep Panuke natural gas project; approximately 175 kilometres off the coast of Nova Scotia. The natural gas will be processed on the production platform and exported to shore by a dedicated 176 kilometer pipeline to the SOEP gas processing facility in Goldboro, and then the natural gas will feed into the Maritime and Northeast Pipeline. EnCana has stated that its expected projected development costs are approximately $700 million for the Deep Panuke project. Production is expected to start in 2011, and is anticipated to continue for a mean production life of 13 years. The Deep Panuke field is expected to deliver between 200 million and 300 million cubic feet of natural gas per day.
          In October 2007, the Canada Nova Scotia Offshore Petroleum Board (“CNSOPB”) revised its estimates of Nova Scotia’s offshore reserves to a range of between 12 and 39 trillion cubic feet of natural gas. The total estimate of oil and natural gas liquids potential reserves in the Nova Scotia offshore area is between 1.3 and 4.5 billion barrels.
Exploration Rights
          Exploration rights are awarded for a nine-year period to the bidder making the highest work commitment. If this amount is not spent within an initial five-year period (extendable by one year more upon payment of $250,000), 25% of the deficiency is paid to the Provincial government. The land is forfeited to the Crown if an exploration well is not drilled within this initial period. The original total exploration spending commitment in the 8 active exploration license areas offshore Nova Scotia is $388.5 million.
          The total value of forfeitures to the Province of exploration licenses was $61 million covering twelve licenses for the fiscal year 2004-2005, $43.2 million covering five licenses for the fiscal year 2005-2006, $4.2 million covering two licenses for the fiscal year 2006-2007, $107.1 million for thirteen licenses for the fiscal year 2007-2008, and $2.0 million for the fiscal year 2008-09.
          On April 19, 2007, the Chair of the CNSOPB announced that a second type of exploration license would be introduced that would cover a two or three year period and have a lower cost of entry. This measure is intended to stimulate future exploration activity. On September 18, 2007, the CNSOPB announced a new policy for extension of exploration licenses. Companies can apply to the CNSOPB to extend Period 1 of the exploration license annually from six years up to the legislated maximum of nine years. The interest owner will have to pay an extension fee of $2.50 per hectare in each year that Period 1 is extended.

          In 2008, the Canada Nova Scotia Offshore Petroleum Board announced that the Board had accepted four “Work Expenditure Bids” representing the amount of money the bidder intends to spend exploring the land parcels during the initial five-year period of a nine-year Exploration Licence. The bids totaled $353.7 million for the four parcels in the Nova Scotia offshore. In 2009, the Canada Nova Scotia Offshore Petroleum Board announced that the Board had accepted two “Work Expenditure Bids” totaling $12.6 million.

GOVERNMENT FINANCE
Overview
          Under the Canadian Constitution, the Province is granted certain exclusive powers, including the power to impose direct taxation within the province to raise revenue for Provincial purposes and the power to borrow money on the sole credit of the Province. Certain responsibilities assigned to the Province are, in turn, delegated to municipal governments and other local bodies within the province, such as school boards and local service commissions, under varying degrees of Provincial control.
          Municipal governments raise their own revenues from a number of sources, the most important of which is real property taxes, and also receive financial assistance from the Province. Municipal borrowing powers are strictly limited; operating deficits in any given year must be recaptured through taxation or other current revenues the following year. Under the incorporating legislation, municipalities and municipal enterprises long-term capital requirements are subject to the approval of the Minister of Service Nova Scotia and Municipal Relations (“SNSMR”) of the Province and must be made through the Nova Scotia Municipal Finance Corporation except for borrowings from the Federal Government, the Province, another municipality, or their agencies. Municipalities may carry debt with financial institutions until long-term financing is arranged with the MFC. (See “Certain Crown Corporations and Agencies — Nova Scotia Municipal Finance Corporation”).
          The receipt of public revenues, the disbursement of public funds, the control of expenditures, and the keeping and auditing of the Public Accounts of the Province are governed by various Provincial statutes. All receipts and disbursements of public money of the Province’s departments and public service units flow through the Consolidated Fund. Such receipts and disbursements consist of revenue, expenditures, and other transactions. Any net cash requirement of the Consolidated Fund is provided for by the Province’s traditional sources of financing, including borrowings in the public and private financial markets and internal sources.
          Anticipated revenue, program expenses, capital expenditures, and debt servicing costs included in the budgetary estimates of the Province are submitted for approval to the House of Assembly for each fiscal year. Authority for expenditure expires at the end of each fiscal year. Funds for expenditure may also be provided by special legislation and by order of the Lieutenant Governor in Council pursuant to the authority of the Provincial Finance Act. Loans and investments, including those to or on behalf of corporations and agencies owned or controlled by the Province, are generally made pursuant to the authority and limitations of various Provincial statutes and are not included in the annual budgetary estimates submitted to the House of Assembly for approval.
          The accounts and financial operations of the Province and the financial statements of certain crown corporations and agencies are subject to audit by the Auditor General, an official appointed by the Lieutenant Governor in Council under the Auditor General Act. Since the fiscal year ended March 31, 1999, the Auditor General has audited the consolidated financial statements of the Province.
          Figures shown for the fiscal year 2008-2009 are audited actual figures. On September 24, 2009 the Minister of Finance submitted the Budget for the fiscal year 2009-2010, which is referred to herein as “Estimate 2010”. The Province periodically updates the Budget based on expected trends in expenses and revenues, and these figures are referred to as “Forecast”.
Specific Accounting Policies
          Financial statements of the Province are prepared in accordance with Canadian generally accepted accounting principles for the public sector, which for purposes of the Province’s financial statements are represented by accounting recommendations of the Public Sector Accounting Board (“PSAB”) of the Canadian Institute of Chartered Accountants (“CICA”), supplemented where appropriate by other CICA and International Federation of Accountants accounting standards or pronouncements.
The Government Reporting Entity

          The government reporting entity is comprised of the Consolidated Fund, other Governmental Units, Government Business Enterprises, and Government Partnership Arrangements. Governmental Units and Government Business Enterprises represent the entities that are controlled by the Province. Government Partnership Arrangements represent entities for which decision making and significant risks and benefits are shared with other parties outside of the Government Reporting Entity.
Principles of Consolidation
          This section describes the the accounting treatment for each type of entity included in the consolidated financial statements of the Province. A Governmental Unit is a government organization that is not a Government Business Enterprise. Governmental Units include government departments, public service votes, funds, agencies, service organizations, boards, government not-for-profit organizations, and government business-type organizations. The accounts of Government Units are consolidated on a line-by-line basis after adjusting for differences in significant accounting policies with the exception of capitalization thresholds and depreciation methods and rates of accounting for tangible capital assets for which no accounting policy adjustments are performed. Significant inter-organization accounts and transactions are eliminated.
          A Government Business Enterprise is a self-sustaining organization that has the financial and operating authority to sell goods and services to individuals and non-government organizations as its principal activity and source of revenue. Government Business Enterprises have been accounted for on the modified equity basis that does not require any accounting policy adjustments. Net equity of Government Business Enterprises is included in government consolidated financial statements in the Consolidated Statement of Financial Position, while any net income or net loss is shown as a separate line item in the Consolidated Statement of Operations and Accumulated Deficits. The largest Government Business Enterprises, in terms of revenues, are the Nova Scotia Liquor Corporation and the Nova Scotia Gaming Corporation.
          A Government Partnership is a contractual arrangement between the government and a party or parties outside the reporting entity. The partners have clearly defined common goals, make a financial investment in the partnership, share control of decision-making, and share, on an equitable basis, the significant risks and benefits associated with the operations of the government partnership. Where significant, government’s interest in partnerships is accounted for using proportionate consolidation.
          A complete overview of the organizations within the Government Reporting Entity is available within the Province’s Public Accounts, Volumes I and II for the fiscal year 2008-2009.
Revenues
          Revenues are recorded on an accrual basis. The main components of revenue include interest, various taxes, and legislated levies. Revenues from Personal and Corporate Income Taxes and Harmonized Sales Taxes, are accrued in the year earned based on estimates using statistical models. These revenues are recorded at the net amount estimated, after considering adjustments for tax credits and administrative costs related to the collection and processing performed by the Federal Government.
Expenses
          Expenses are recorded on an accrual basis. Grants are recognized in the period during which the grant is authorized and any eligibility criteria are met. Provisions are made for probable losses on certain loans, investments, loan guarantees, accounts receivable, advances, forgivable loans, and for contingent liabilities when it is likely that a liability exists and the amount can be reasonably determined. These provisions are updated as estimates are revised, at least annually.

Measurement Uncertainty
          Uncertainty in the determination of the amount at which an item is recorded in the Province’s financial statements is known as measurement uncertainty. Uncertainty exists whenever estimates are used because it is reasonably possible that there could be material difference between the recognized amount and another reasonably possible amount.
          Measurement uncertainty exists in the Province’s financial statements in the accruals for such items as pension, retirement and other obligations, environmental remediation obligations, and federal and provincial source revenues. The nature of the uncertainty in the accruals for pension, retirement, and other obligations arise because actual results may differ significantly from the Province’s various assumptions about plan members and economic conditions in the marketplace. Uncertainty exists for environmental remediation obligations because the actual extent of remediation activities required may differ significantly based on the actual extent of site contamination and the chosen remediation process. Uncertainty related to Sales and Income Taxes, petroleum royalties, Canada Health Transfer and Canada Social Transfer arises because of the possible differences between estimated and actual economic growth assumptions used in statistical models by the Province to accrue these revenues.
          Additional accounting policies are set forth in the Notes to the Public Accounts filed as Exhibit (2) to the Province’s Form 18-K for the fiscal year ended March 31, 2009.
Accounting Changes
          There were no significant accounting policy changes made during fiscal years 2007-2008 or 2008-2009.
          Accounting policy changes and corrections were made for fiscal year 2006-2007 that increased / decreased the Provincial Surplus, Net Direct Debt and Accumulated Deficits as follows:
Tangible Capital Assets — Gross Costs
In accordance with PSAB, a policy change was implemented to record tangible capital assets at gross cost. This policy change was recorded on a retroactive basis. This change increased the Provincial surplus by $18.6 million in fiscal year 2006-2007 and increased the Provincial surplus by $10.6 million in fiscal year 2005-2006.
District Health Authorities — Supplementary Pensions
Supplementary pension arrangements for certain employees of the District Health Authorities made in 2006-2007, with restatement for 2005-2006, which were recorded as accounts payable have been restated to pension, retirement and other obligations and accounted for using pension accounting. This change was recorded on a retroactive basis and had a prior period impact in 2005-2006 of a $56,000 decrease in expenses.
          Accounting policy changes and corrections were made for fiscal year 2005-2006. These changes decreased the Provincial surplus by $0.7 million in fiscal year 2005-2006 and increased the Provincial surplus by $4.8 million in fiscal year 2004-2005. These changes were:
School Boards — Non-teaching Retirement Allowances
The obligation for retirement allowances for non-teaching staff of the Halifax Regional and Chignecto-central Regional School Boards was valued during the fiscal year 2005-2006 and recorded on a retroactive basis. This change decreased the Provincial surplus by $0.2 million in fiscal year 2005-2006.
Inventory

Inventory held by Provincial departments has been recorded during the fiscal year 2005-2006 and applied on a retroactive basis. This change decreased the Provincial surplus by $0.7 million in fiscal year 2005-2006 and increased the Provincial surplus by $4.5 million in fiscal year 2004-2005.
Nova Scotia Farm Loan Board
An adjustment to the reserve account was made as a result of actuarial work, which impacted periods prior to fiscal year 2004-2005. This change had no effect on the Provincial surplus.
School Boards — Pensions
Certain school boards valued non-teaching pension obligations during the fiscal year 2005-2006. This change increased the Provincial surplus by $0.2 million in fiscal year 2005-2006 and increased the Provincial surplus by $0.3 million in fiscal year 2004-2005.

The following table sets forth a summary of the accounting changes outlined above.
ACCOUNTING POLICY CHANGES IMPLEMENTATION SCHEDULE

	2005	2006	2007	2008	2009

Policy Changes 2006
School Boards — Non-teaching Retirement Allowance		X	X	X	X
Inventory		X	X	X	X
Nova Scotia Farm Loan Board		X	X	X	X
School Boards — Pensions		X	X	X	X

Policy Changes 2007
Tangible Capital Assets — gross costs			X	X	X
District Health Authorities — Supplementary Pensions			X	X	X
          The financial information with respect to the Province set forth herein has been derived from several sources, including the consolidated financial statements of the Province. Unless otherwise indicated, amounts shown for the fiscal years ended March 31, 2006 have been restated as described above. Unless otherwise indicated, amounts referred to as “forecasted for the year ended March 31, 2010” have been taken from the Budget 2009-2010 tabled on September 24, 2009.
          The Budget, however, is not prepared on the same basis as the historical financial information. Revenues and expenses in the forecast reflect only those of the Consolidated Fund. The Provincial surplus includes results of the Consolidated Fund, consolidation and accounting adjustments for Governmental Units, and net income for Government Business Enterprises.

Summary of Budget Transactions and Borrowing Requirements
SUMMARY OF OPERATIONS AND NET FUNDING REQUIREMENTS
OF THE CONSOLIDATED ENTITY (5)

	Restated	Restated
	2005(1)	2006(2)	2007	2008	2009
	(in millions)
Revenues	$6,998.3	$7,527.5	$7,952.4	$8,908.4	$8,828.4
Program Expenses	6,110.7	6,616.4	7,151.9	7,879.9	8,280.1
Debt Servicing Costs	1,067.0	1,017.7	958.7	953.7	888.2

Total Expenses	7,177.7	7,634.1	8,110.6	8,833.6	9,168.3

Surplus/(Deficit) from Governmental Units	(179.4)	(106.6)	(158.2)	74.8	(339.9)
Net Income from Government Business Enterprises	349.5	345.4	340.6	344.2	359.6

Provincial Surplus(5)	170.1	238.8	182.4	418.9	19.7

Net Funding Requirements
Deficit/(Surplus)	(170.1)	(238.8)	(182.4)	(418.9)	(19.7)
Non-Cash Items (3)	(759.1)	(593.0)	(239.0)	(395.4)	(75.4)

Operating Requirements	(929.2)	(831.8)	(421.4)	(814.3)	(95.1)
Loan advances and Investing, net of repayments	101.9	57.6	26.9	31.6	164.0
Acquisition of Tangible Capital Assets	343.1	399.9	548.2	437.1	503.3
Sinking Fund Installments and Serial Retirements	75.1	54.8	63.3	55.9	63.7
Net Refinancing Transactions(4)	1,004.6	1,121.4	775.8	709.3	390.6

Net Funding Requirement	595.5	801.9	992.8	419.7	1,026.5
Financing of Net Funding Retirement
Change in Cash and Short-term Investments	133.8	13.4	(481.2)	263.1	(364.6)
Debt Issued	461.7	788.5	1,474.0	156.6	1,541.9

Total	$595.5	$801.9	$992.8	$419.7	$1,177.3

(1)	Restated to reflect Accounting Changes during 2005-2006. See “Government Finance — Accounting Changes.

(2)	Restated to reflect Accounting Changes during 2006-2007. See “Government Finance — Accounting Changes.

(3)	Includes amortization of tangible capital assets, net proceeds on disposal of tangible capital assets, foreign exchange amortization, net income from Government Business Enterprises, changes in receivables, payables, and other non-cash items, and sinking fund earnings, which are retained in the Sinking Funds and Public Debt Management Fund, and are not available for general purposes, profit distribution from Government Business Enterprises and foreign currency swaps and adjustments. Also includes the draw downs from sinking funds and the Public Debt Management Fund.

(4)	Net Refinancing Transactions consist of proceeds from Sinking Funds and Repayment of Debentures and Other Long-term obligations.

(5)	As of December 14, 2009, the Province is forecasting a deficit of $525.2 million for fiscal year 2009-2010.

          For the fiscal year 2008-2009, the Province recorded a surplus of $19.7 million. Revenues totaled $8,828.4 million, expenses were $9,168.3 million, the deficit from Government Units was $339.9 million, and Net Income from Government Business Enterprises was $359.6 million.
          For the fiscal year 2007-2008, the Province recorded a surplus of $418.9 million. Revenues totaled $8,908.4 million, expenses were $8,833.6 million, the surplus from Government Units was $74.8 million, and Net Income from Government Business Enterprises was $344.2 million.
          For the fiscal year 2006-2007, the Province recorded a surplus of $182.4 million. Revenues totaled $7,952.4 million; expenses were $8,110.6 million resulting in a deficit from Government Units of $158.2 million. Net Income from Government Business Enterprises was $340.6 million.
          For the fiscal year 2005-2006, the Province initially recorded a surplus of $228.1 million. As a result of certain accounting policy changes and corrections made in fiscal year 2006-2007, the fiscal year 2005-2006 surplus was restated to $238.8 million, an increase of $10.7 million.
          For the fiscal year 2004-2005, the Province initially recorded a surplus of $165.3 million. As a result of certain accounting policy changes and corrections made in fiscal year 2005-2006, the 2004-2005 surplus was restated to $170.1 million, an increase of $4.8 million.

Revenue
          The following table sets forth the revenue, by source, of the Consolidated Fund, as described in “Government Finance — Specific Accounting Policies” above, for fiscal years 2005, 2006, 2007, 2008 and 2009, and the Budget Estimate for the fiscal year ending March 31, 2010, each adopting the accounting policies, other than consolidation of government entities, described in “Government Finance — Specific Accounting Policies” and “Government Finance — Accounting Changes” above.
REVENUE BY SOURCE FOR CONSOLIDATED FUND (1)(2)

	2005	2006				Budget
	Restated	Restated	2007	2008	2009	2010
	(in millions)
Provincial Sources:
Income Taxes
Personal Income Taxes	$1,462.3	$1,568.4	$1,679.0	$1,778.4	$1,818.4	$1,781.1
Corporate Income Taxes	329.1	361.5	392.6	389.5	352.5	322.3
Sales Taxes	1,031.1	1,057.8	1,090.8	1,074.9	1,175.0	1,181.5
Tobacco Taxes	178.3	163.6	145.1	145.6	147.7	169.1
Motive Fuel Taxes	249.2	248.3	245.6	249.2	243.4	247.5
Interest Revenues	70.5	81.1	81.9	87.9	84.8	93.2
Registry of Motor Vehicles	86.7	88.2	92.0	99.1	112.6	103.3
Offshore Royalties	28.2	123.9	269.1	399.7	451.8	151.0
Offshore Licenses Forteitures	61.0	43.2	4.2	107.1	2.1	—
Other Provincial Sources	246.9	299.5	277.2	304.0	290.6	275.2
TCA Cost Shared Revenue	—	—	—	4.5	3.0	12.0
Prior Years Adjustment	(63.3)	16.4	13.0	85.8	53.9	—
Fees & Other Charges	60.6	60.9	64.7	56.4	62.0	61.2
Ordinary Recoveries	191.4	254.1	247.3	261.4	274.0	280.7

Sinking Fund Earnings	143.2	124.4	121.6	112.8	116.4	91.6

Total Provincial Sources	4,075.1	4,491.4	4,724.0	5,156.2	5,188.0	4,769.7

Federal Sources:
Equalization	1,321.8	1,343.5	1,385.5	1,464.5	1,464.9	1,464.9
Canada Health Transfer	484.5	581.0	610.5	639.0	668.7	700.1
Canada Social Transfer	244.9	255.0	264.3	280.4	297.1	304.1
Crown Share	—	—	—	234.4	95.1	79.4
Offshore Offset	34.0	4.0	—	—		—
Offshore Oil & Gas Payments	—	57.1	57.4	68.2	105.9	180.1
Other Federal Sources	64.6	20.5	37.0	40.1	50.4	63.7
C48 Infrastrurture Funds	—	—	2.5	43.1	29.9	1.5
C52 Trust Funds	—	—	—	2.7	6.0	22.0
TCA Cost Shared Revenue	—	—	22.5	31.2	36.4	125.2
Prior Years’ Adjustments	25.1	5.0	6.7	12.3	7.6	—
Ordinary Recoveries	162.4	162.1	183.1	207.1	184.7	326.2

Total Federal Sources	2,337.3	2,428.2	2,569.5	3,023.1	2,946.8	3,285.3

Total Revenue	$6,412.5	$6,8919.6	$7,293.5	$8,179.2	$8,134.8	8,055.0

(1)	Revenue by source is presented for the Province’s Consolidated Fund. This information does not include the revenues from other Governmental Units, Government Business Enterprises, and Government Partnership Arrangements. The revenues and expenses of these entities are included within statements prepared for the Consolidated Entity. (See “Government Finance — Summary of Budget Transactions and Borrowing Requirements”.)

(2)	The net revenues from the Nova Scotia Gaming Corporation and the Nova Scotia Liquor Corporation have been reclassified from Ordinary Revenue to Net Income from Government Business Enterprises. However, net income from GBE’s is not included in this table. The Casino Win Tax continues to be reported in the Consolidated Fund under ordinary revenue, other provincial sources.

Provincial Sources
          Provincial own-source revenues of the Consolidated Fund for fiscal year 2008-2009 totaled $5,188.0 million (representing 63.8% of the Province’s total revenues) and are budgeted to be $4,769.7 million for fiscal year 2009-2010, representing 59.2% of the Province’s revenues. The largest of the Province’s own-source revenues, Personal Income Taxes, totaled $1,818.4 million in fiscal year 2008-2009 and are budgeted to decrease to $1,781.1 million for 2009-2010. The second largest own-source revenue, Harmonized Sales Tax (“HST”), totaled $1,175.0 million for 2008-2009 and is budgeted to increase to $1,181.5 million for fiscal year 2009-2010. A major source of variability in Provincial own-source revenues arises from petroleum royalties that totaled $451.8 million in 2008-2009 and are budgeted to decrease by $151 million in 2009-2010.
          The Federal Government collects a number of taxes on behalf of the Province, including personal and corporate income taxes, Large Corporations Tax (capital tax), and the HST.
          In fiscal year 1999-2000, the Province moved to a tax on income, or TONI, system for personal income tax. Prior to this change, Provincial personal income tax was calculated as a percentage of Basic Federal Tax. The Provincial tax on income is calculated on federally defined taxable income, and consists of four income tax brackets and high income surtax. The rate for the first bracket, on taxable income up to $29,590, stands at 8.79%. The rates on the second (taxable income between $29,591 and $59,180) and third (taxable income between $59,181 and $93,000) brackets are 14.95% and 16.67% respectively. The fourth bracket for income above $93,000 was added in 2004 with a rate of 17.5%. There is a surtax of 10% of Provincial tax in excess of $10,000.
          The general corporate income tax rate is 16% of the corporate taxable income earned in Nova Scotia. A small business rate of 5% applies to the first $400,000 of active business income for Canadian Controlled Private Corporations. As of July 1, 2009 the Large Corporations Tax (LCT) has been reduced to 0.15%. This tax applies to taxable paid up capital of corporations with capital in excess of $10 million; the tax is phased in for corporations with paid up capital between $5 million and $10 million. The Large Corporations Tax will continue to be phased out until 2012 when it will be completely eliminated. The capital tax rate for financial institutions is 4%.
          On April 1, 1997, a harmonized sales tax (“HST”) was implemented in Nova Scotia, replacing the Health Services Tax (11%) and incorporating the Federal Goods and Services (“GST”) of 7%, which has subsequently been reduced to 5%. The HST is a combined Federal and Provincial tax and is collected by the Canada Revenue Agency. Revenues are shared with the Province, with the Provincial component of the HST at 8% out of the 13% collected.
          The HST is a value-added tax levied on most goods and services purchased in Nova Scotia. Certain items such as basic groceries and exports are zero-rated, while others such as residential rents are exempt. The Province provides consumer rebates on the Provincial component of the HST for books, new home construction, volunteer fire departments, and heritage properties. Rebates are also available to municipalities, universities, schools, and hospitals.
          Offshore petroleum royalties are estimated to be $151 million in the 2009-2010 budget, a decrease of $301 million from the 2008-2009 fiscal year. The decrease in royalties forecast for 2009-2010 budget is primarily a result of lower prices for natural gas, capital costs associated with a new SOEP well to be drilled in 2009, and increased operating costs and reduced production related to maintenance work performed on SOEP during the summer of 2009.
Federal Sources
          Federal sources are made up of three major transfers, Equalization ($1,464.9 million in 2008-09), the Canada Health Transfer (“CHT”, $668.7 million in 2008-09) and the Canada Social Transfer (“CST”, $297.1 million in 2008-09). Equalization, CHT and CST are budgeted to be $1,464.9 million, $700.1 million, and $304.1 million respectively, for the fiscal year 2009-2010.
          Equalization is an unconditional Federal Government transfer that is paid out of Federal Government resources. First introduced in Canada in 1957, Equalization was subsequently entrenched in the Constitution Act,

1982. Until a new framework agreement in 2004-2005, Equalization was calculated by comparing the fiscal capacity of a province, based on 33 tax bases, to a representative standard. This standard was made up of five provinces: Quebec, Ontario, Saskatchewan, Manitoba and British Columbia. If a province’s fiscal capacity was below the per capita capacity of the standard, that province would receive Equalization entitlements. If the province’s fiscal capacity was above the per capita capacity of the standard, it would not receive Equalization entitlements
          The Equalization program has traditionally been renewed every five years, with the exception of the 1992 renewal that was for two years only. The 2004 Renewal was never implemented because a Transitional Approach was agreed upon at a First Ministers’ Meeting in September 2004 to allow the Federal Government an opportunity to develop a new framework for the program. The Transitional Approach included increasing the total entitlement to Equalization receiving provinces by $1,148 million to a total of $10 billion in the 2004-2005-entitlement year. In addition, the total entitlement to the Equalization receiving provinces was established at $10.9 billion for 2005-2006, and was to increase by 3.5% per annum in each subsequent year. Equalization payments were based on 50% of a Province’s three-year average of entitlements and 50% of a Province’s three-year average of fiscal capacity. Equalization payments for 2005-06 and 2006-07 were set out in Federal Government legislation.
          The Offshore Offset Agreement (Offshore Accord) between the Federal Government and the Province of Nova Scotia was signed in February 2005. Essentially, the agreement was to protect Nova Scotia’s offshore natural resource revenues from clawbacks under the Equalization program by providing an offset payment for the difference between Equalization payments with Nova Scotia’s offshore natural resources included and Equalization payments with these resources excluded. This arrangement had an estimated value of $1.1 billion at production levels expected at the time of the agreement. On June 30, 2005, Nova Scotia received an $830 million advance cash payment from the Federal Government under the Offshore Accord. The Province accounts for the annual value of the offset payment on an accrual basis until the $830 million is fully realized as income. The Province has recognized revenues under the Offshore Accord of $57.1 million in 2005-2006, $57.4 million in 2006-2007, $68.2 million in 2007-2008, $105.9 million in 2008-2009, and $180.1 million in 2009-2010.
          As a part of Federal Budget 2006, the Federal Government committed to resolving the issue of fiscal imbalance including a principled-based, formula driven Equalization program. The Federal Budget documents indicated that the resolution to this issue would be guided by three reports including a Federal budget discussion paper on fiscal imbalance, the Council of the Federation Advisory Panel on Fiscal Imbalance and the Report of the Expert Panel on Equalization. The Federal Budget 2007 tabled on March 19, 2007 adopted the approach recommended by the Expert Panel on Equalization to resolve the fiscal imbalance. The new formula compares the fiscal capacity of a province to the average fiscal capacity of all provinces (a so-called “ten province” standard) using five tax bases and is calculated based on a three-year weighted moving average. The new formula was intended to make payments under the Equalization program more predictable. A province that is below the national average fiscal capacity receives an Equalization payment while a province above the national average fiscal capacity does not. In addition, a fiscal capacity “cap” was introduced to ensure that no Equalization-receiving province would have a fiscal capacity greater than the lowest fiscal capacity of the non-Equalization-receiving provinces. In 2008-2009 the seven provinces that receive Equalization entitlements are Newfoundland and Labrador, Prince Edward Island, Nova Scotia, New Brunswick, Quebec, Manitoba and Saskatchewan. Nova Scotia has the second highest fiscal capacity of the four provinces of Atlantic Canada. Under the Expert Panel approach, Nova Scotia’s entitlement in 2007-2008 was $1,464.5 million, $1,464.9 million in 2008-2009, and $1,464.9 million in 2009-2010 Budget Estimates.
          Under the implementation of the Expert Panel on Equalization, Nova Scotia and Newfoundland & Labrador were also provided with an option to use the 2004 Renewal formula, which included the benefits of the Offshore Accord Agreements. The two provinces were permitted to elect to opt into the Expert Panel approach in any fiscal year. However, once the Expert Panel approach was selected, the 2004 Renewal formula would no longer be an option. Following several months of discussions, on October 10, 2007, the Province and the Federal Government agreed upon a “clarification” of the understanding that Nova Scotia is to be the principal beneficiary of its offshore natural resources. The clarification enables the Province to opt into the Expert Panel approach commencing in 2008-09 and provides a “Cumulative Best-of Guarantee” to ensure that the Province will in the future be treated as favorably as under the formula in place when the Offshore Accord was signed in 2005 (the Transitional Approach) over the life of the Offshore Accord. If the cumulative total of Equalization payments under the Expert Panel approach is less than the cumulative total of Equalization payments the Province would have received under the Transitional Approach formula, the Federal Government will make a payment representing the difference to the Province.
          As part of the October 10, 2007 clarification, the Province and the Federal Government agreed to allow a joint independent panel to determine the value of the Crown Share Adjustment Payments due to the Province. This payment arose under Canada’s National Energy Program (“NEP”), enacted by the Government of Canada in 1980. That energy policy reserved to Canada a 25 per cent share interest with respect to oil and gas resource projects, referred to as the “Federal Crown Share”. In 1982, the Province agreed to set aside ownership claims regarding offshore resources in exchange for financial compensation. Nova Scotia, having entered into the 1982 “Canada-Nova Scotia Offshore Agreement” with Canada, would receive financial compensation in a 6.25 per cent and 12.5 per cent share of Canada’s interest in oil and gas field projects, respectively. This was referred to as Nova Scotia’s “Crown Share”. With the dismantling of the NEP in 1985 and subsequent repeal of Nova Scotia’s “Crown Share” interests, the “Canada—Nova Scotia Offshore Petroleum Resources Accord”, signed by Nova Scotia and the Federal Government in 1986, introduced the Crown Share Adjustment Payments (“CSAP”). This was to ensure that, “Nova Scotia receive financial benefits equivalent to those it would have achieved had it exercised its Crown Share options”. With respect to CSAP, Part VIII of the 1988 Federal Government legislation implementing the 1986 Accord provided that Canada would pay to Nova Scotia an amount equal to at least 75 per cent of the “deemed profit” in respect of a project.
          On July 13, 2008, the Federal Government accepted the recommendation of the independent panel. The Federal Government paid the Province of Nova Scotia $234.4 million for past payments up to March 31, 2008, $95.1 million in 2008-2009, and the Province has budgeted revenues of $79.4 million in 2009-10. There will be future payments under the Crown Share Adjustment Payment for SOEP, Deep Panuke and any other offshore development. The independent panel estimated the value of payments for SOEP and Deep Panuke to be approximately $870 million. These payments will not reduce Nova Scotia’s Equalization payments, including the application of the fiscal capacity cap, in any particular year, now or in the future.
          The Federal Government in November 2008 announced that the annual expenditure growth in the Equalization program would be limited to the change in the three-year moving average of Canada’s nominal gross domestic product. Furthermore, the fiscal capacity cap will be set at the average post-Equalization fiscal capacity of the Equalization-receiving provinces. Transition payments are being provided for 2009-2010 to ensure that a province that receives Equalization in that year does not see a decline in its payments. As a result, the Equalization payment to Nova Scotia in 2009-2010 was established at $1,464.9 million.
          In December 2009 the Federal Government announced that provinces would receive transitional protection from any year-over year decline in transfer payments (Equalization, Canada Health Transfer (CHT), and Canada Social Transfer (CST)) in 2010-11. A total of $525 million is to be provided to the provinces in the form of a one-time transitional protection. Nova Scotia will receive $250.4 million in 2010-11 as part of the protection package resulting from a $280.4 million decline in Equalization, combined increases of $24.4 million in CHT and $5.6 million in CST. The payment will be included as an Equalization payment for 2010-11.
          In the absence of transitional protection, the Federal Government would have paid Nova Scotia $170.4 million in 2010-11 as part of the Cumulative Best-of Guarantee. Since the $250.4 million transitional protection is being paid in the form of an Equalization payment, Nova Scotia will not be better off under the Transitional Approach until 2011-12.
          The Canada Health Transfer (“CHT”) and the Canada Social Transfer (“CST”), previously combined as the Canada Health and Social Transfer (“CHST”) prior to 2004-2005, are the Federal Government’s contribution to the Province in respect of its health care, post-secondary education, early childhood development and social service programs. The amount of Federal assistance does not bear a direct relationship to actual program costs.
          On September 16, 2004, the Provincial and Territorial governments reached an agreement with the Federal Government for additional Federal assistance with respect to provincial and territorial health care programs. Under this agreement, the Federal Government will provide an additional $41.3 billion by 2013-2014. The national pool for CHT was set at $19.0 billion for fiscal year 2005-06 with an annual escalator mechanism of 6.0% from 2006-2007 through to 2013-14. In the 2007 Federal Budget, the Federal Government announced an intention to move to a straight per capita funding mechanism when CHT legislation expires in 2013-14. Currently, the allocation of funding across provinces is based partially on a per capita calculation and partially on a complex tax points’ formula.
          The 2007 Federal Budget provided an increase in funding to the CST program of $1.0 billion in 2007-2008 and legislated annual 3.0% increases in funding starting in 2009-2010. The amount of Federal assistance under the CST is not determined in relation to actual program cost; starting in fiscal year 2007-2008 it was allocated on an equal per capita cash basis.
          The Province of Nova Scotia has also benefitted from trusts established by the Federal Government to transfer a portion of the annual Federal Budget surplus to provinces for specific purposes. In 2006, the Federal Government announced that it would set up five trust funds to address immediate provincial pressures in the areas of post-secondary education, infrastructure, public transit, affordable housing, northern housing, and off-reserve Aboriginal housing. A total of $3.3 billion was transferred to the provinces and territories. Nova Scotia received $85.4 million over three fiscal years, commencing in 2006-07 and ending in 2008-09. Nova Scotia recorded $2.5 million of this revenue in 2006-2007, $43.1 million in 2007-2008, $29.9 million in 2008-2009, and has budgeted $1.5 million in revenue in 2009-2010..
          In the 2007 Federal Budget three additional trusts were established for HPV Immunization ($300 million), Patient Wait Times Guarantee ($612 million), and an ecoTrust for Clean Air and Climate Change ($1.5 billion). Nova Scotia will receive $75.1 million from these trusts over the period of three fiscal years: 2007-08 to 2009-10. The Province has budgeted $22 million in revenue in 2009-10 from these trusts.
          The Federal Government provides to provinces a stabilization formula under the Federal-Provincial Fiscal Arrangements Act. This legislation provides for Federal grants and interest-free loans to a province if revenue from the province’s own-sources plus equalization falls below 95% of the previous year’s level, excluding variations of natural resource revenue. The Federal-Provincial Fiscal Arrangements Act also provides a limited guarantee arrangement to compensate provinces for certain losses incurred during the calendar year in which a national personal income tax change results in provincial income tax reductions.
          The Federal Government periodically refines and adjusts prior years’ estimates of Equalization, CHST, CHT, CST, HST and income tax payments. Prior years’ adjustment from both Federal and Provincial sources in 2004-2005 a negative $38.2 million; a positive $21.4 million in 2005-2006; a positive $19.7 million in 2006-2007; a positive $98.1 million in 2007-2008; and a positive $61.5 million in 2008-2009.

Program Expenditures / Expenses
          Under the prior Provincial Finance Act, the Province was required to table balanced budgets and provide funding for debt reduction. In light of the current economic difficulties, the Government amended the Provincial Finance Act by eliminating the requirement for a balanced budget. The prior legislation stated that if a deficit was incurred the Minister of Finance would file a report with the House of Assembly. Any deficit that was incurred in one fiscal year had to be recovered as a surplus by the end of the following fiscal year; other than that caused by a natural or other unanticipated disaster, a sale or restructuring of a government-controlled entity, or debt servicing costs in excess of the budgeted amount.
          The following table sets forth the expenses by department, interest on public debt, restructuring costs, and pension valuation adjustment of the Consolidated Fund for the fiscal years 2005, 2006, 2007, 2008 and 2009 and the Budget Estimate for the fiscal year ending March 31, 2010. All columns in the table below have been restated for all accounting policy changes.

EXPENSES BY DEPARTMENT FOR CONSOLIDATED FUND (1)

	Fiscal Year Ending March 31
	Restated	Restated				Budget
	2005(2)	2006(3)	2007	2008	2009	2010(4)
	(in millions)
Agriculture	$62.4	$57.5	$54.7	$76.1	$66.0	$61.7
Community Services	775.4	792.7	818.0	870.3	890.6	945.8
Economic Development	—	—	71.7	99.7	91.0	95.2
Education	1,053.4	1,111.0	1,187.0	1,230.0	1,267.5	1,285.1
Assistance to Universities	235.2	232.0	268.7	422.6	485.5	455.8
Energy	8.4	21.7	17.0	44.3	35.9	40.1
Environment	—	—	—	—	27.9	44.3
Environment & Labor	39.2	39.9	40.9	72.0	—	—
Finance	13.8	30.1	20.1	28.0	27.1	30.4
Fisheries & Aquaculture	—	—	6.2	6.9	7.3	11.4
Health	2,465.9	2,720.3	2,898.4	3,013.9	3,165.8	3,422.3
Health Protection & Promotion	—	34.7	50.3	68.2	87.7	89.0
Justice	193.0	206.7	215.5	235.0	262.1	281.5
Labor & Workforce Development	—	—	—	—	67.4	160.9
Natural Resources	58.4	66.7	69.1	87.5	86.8	91.4
Public Service	170.7	185.1	117.1	132.8	159.3	184.7
Service NS & Municipal Relations	135.5	170.4	194.7	237.0	244.4	300.2
Tourism & Culture	59.2	51.7	54.7	57.4	61.4	63.0
Transportation & Infrastructure Renewal	267.1	277.4	297.4	366.3	381.3	374.3
Restructuring Costs	64.9	90.7	116.0	56.7	154.9	178.8
Gain on disposal of assets	(2.8)	(0.4)	(2.0)	(4.2)	(1.1)	—

Total Department Expenses	5,599.7	6,088.2	6,495.4	7,100.6	7,568.7	8,116.0

Pension Valuation Adjustment	6.2	30.3	83.1	107.5	85.1	89.0
Debt Servicing Costs	1,033.7	987.9	929.8	924.9	867.3	889.1

Total Expenses	$6,639.6	$7,106.4	$7,508.4	$8,133.0	$8,521.1	$9,094.1

(1)	Expenses by department are presented for the Consolidated Fund. The cost of tangible capital assets are capitalized and amortized to Expenses over the useful life of the assets. This information does not include the expenses from other Governmental Units, Government Business Enterprises, or Government Partnership Arrangements. The revenue and expenses of the entities are included within statements prepared for the Consolidated Entity. See “Government Finance — Summary of Budget Transactions and Borrowing Requirements.”

(2)	Restated to reflect changes in accounting policies during fiscal year 2005-2006. See “Government Finance —Accounting Changes.”

(3)	Restated to reflect changes in accounting policies during fiscal year 2006-2007. See “Government Finance —Accounting Changes.”

(4)	Budget Expenses for the fiscal year 2009-2010 are from the Budget, September 24, 2009.
          Departmental expenses, consisting of program expenses and the amortization of tangible capital assets, were $7,568.7 million for fiscal year 2008-2009 and are budgeted to be $8,116.0 million for fiscal year 2009-2010.
Health, Education, and Social Services
          Health (including Health Protection & Promotion) and education (including Assistance to Universities) are the two largest areas of expense from the Consolidated Fund. These amounts totaled $3,165.8 million and $1,753.0 million, respectively, for the fiscal year ended March 31, 2009, and are estimated to be $3,422.3 million and $1,740.9 million, respectively, for the fiscal year 2009-2010.

          In the field of health care, the Province administers a universal and comprehensive medical services and hospital care plan, a dental care program for residents less than 10 years of age, and provides pharmaceutical services for residents 65 years of age and over and Nova Scotians with no other health coverage. In the field of education, the Province makes grants to school boards and community colleges, and assists universities through operating grants.
          Community Services include the provision of direct assistance to persons with disabilities and other disadvantaged individuals and families who require long-term assistance, residential care for persons with disabilities, short-term social assistance, and the provision of direct service to the public. Community Services expenses from the Consolidated Fund totaled $890.6 million for the fiscal year ending March 31, 2009, and are estimated to be $945.8 million for the fiscal year 2009-2010.
Resource and Industrial Development
          The Province is engaged in a wide range of resource and industrial development activities, including direct assistance grants, development and maintenance of natural resources, and consulting services to industry (Agriculture, Economic Development, Fisheries & Aquaculture, and Natural Resources). Expenses from the Consolidated Fund in these areas totaled $251.1 million for the fiscal year ending March 31, 2009, and are estimated to be $259.7 million in fiscal year 2009-2010. The Province also provides loans directly and through agencies to assist the primary, manufacturing, and services industries.
Public Service
          The Province provides a number of essential services, statutory or other, which are necessary for the efficient and/or effective operation of government. There are also programs and activities that provide a benefit to the whole of government but cannot be specifically identified with any other function. Public Service expenses from the Consolidated Fund are estimated to increase from $159.3 million in the fiscal year ending March 31, 2009 to $184.7 million in fiscal year 2009-2010.
Justice
          The Province is engaged in activities for the provision of protection of a legal nature to persons and property; public services of a general nature, which lead to a higher degree of personal safety; and the protection of the environment. Expenses from the Consolidated Fund for Justice were $262.1 million in the fiscal year ending March 31, 2009 and are estimated to be $281.5 million in fiscal year 2009-2010.
Transportation and Infrastructure Renewal
          The Province is engaged in a wide range of activities to facilitate the effective and efficient movement of persons and property and general communications between people with the associated dispersal of knowledge. Transportation and Infrastructure Renewal expenses from the Consolidated Fund are estimated to decrease from $381.3 million in the fiscal year ending March 31, 2009 to $374.3 million in fiscal year 2009-2010.
Service Nova Scotia & Municipal Relations
          The Province supports municipalities through provision of advice and assistance, and administration of a variety of grant programs. Expenses for the year ending March 31, 2009 were $244.4 million and are estimated to increase to $300.2 million in fiscal year 2009-2010 primarily due to increased grants to municipalities for public transit and infrastructure, and to provide further assistance to low income households for heating oil costs.

Loans and Investments
          Under the authority of various Provincial statutes, the Province provides loans to, and makes investments in, its own corporations and agencies, and other entities. The loans and investments relate to programs for the promotion of resource and industrial development, the provision of low-cost and senior-citizen housing and the provision of funding for various Crown agencies and municipalities. Loans are repayable, and assets of Government-owned or other entities support investments.
          The following table sets forth the balances of loans and investments of the Province for the Consolidated Entity, net of allowances for un-collectable amounts adopting the accounting policies described in “Government Finance — Specific Accounting Policies” above.
LOANS AND INVESTMENTS FOR CONSOLIDATED ENTITY

	As at March 31, 2009
	(in millions)
	Gross	Provisions	Net
Loans of the Consolidated Fund
Nova Scotia Farm Loan Board	$193.8	$23.1	$170.7
Fisheries Development Fund	84.7	0.2	84.4
Nova Scotia Housing Development Fund	133.0	23.5	109.4
Industrial Development Fund	131.3	83.7	47.6
Venture Corporations Act	0.8	0.8	—
Loans to Municipalities	0.2	—	0.2
Student Loans, direct lending	153.9	56.6	97.3
Miscellaneous	0.7	—	0.7
Market Development Initiative Fund	5.6	—	5.6

	704.0	188.0	516.0

Investments of the Consolidated Fund	9.3	3.5	5.7

Total Loans and Investments of the Consolidated Fund	713.3	191.5	521.7

Loans and Investments to Governmental Units
Nova Scotia Business Incorporated	156.9	51.1	105.8
Nova Scotia Innovation Corporation	16.1	—	16.1
Nova Scotia Municipal Finance Corporation	700.1	—	700.1
Other Governmental Units	3.4	—	3.4

	876.5	51.1	825.4

Total Loan and Investments	$1,589.8	$242.6	$1,347.1

          The Government announced in February 2009 that it had increased by $175 million the available funding for the Industrial Expansion Fund (in the table shown as the Industrial Development Fund). That fund is designed to support the expansion of Nova Scotia businesses, invest in new technology and to improve productivity and competitiveness.

Agriculture and Rural Credit Act
          The Nova Scotia Farm Loan Board (“Farm Loan Board”), a Provincial agency, provides loans to individuals, partnerships, and corporations engaged in the farming industry. Loans are provided for the acquisition of real estate or the improvement of existing facilities, and generally are secured by agreements of sale between the borrower and the Farm Loan Board. The Farm Loan Board establishes the interest rate on loans issued. This rate, which must be approved by the Minister of Agriculture and Fisheries, is based on the average quarterly commercial loan rates for the relevant term obtained from three or more financial institutions, adjusted by business risk and policy factors, with a minimum rate of interest equal to the all-in Province of Nova Scotia cost of borrowing plus 50 basis points.
Fisheries and Coastal Resources Act
          The Fisheries Loan Board, a Provincial agency, provides loans for the construction or purchase of vessels, machinery, and other fishing equipment. Loans are made to individuals, partnerships, and corporations and are secured by first marine mortgages. Fisheries loans bear interest at prevailing market rates repayable on a seasonal repayment schedule.
Industrial Development Act
          The Province provides financial assistance to establish, assist, develop, or expand industries in Nova Scotia. Assistance can be in the form of loans, guarantees, and other financial information.
Nova Scotia Housing Act
          The Housing Act enables the Nova Scotia Department of Community Services to provide subsidized mortgage loans for home ownership, and low-interest loans for home repair or rehabilitation to low-to-moderate income households in Nova Scotia. The Nova Scotia Housing Development Corporation and the Department of Community Services administer the capital housing programs, some of which are cost-shared with Canada Mortgage and Housing Corporation and municipalities. The Housing Act also enables the Nova Scotia Housing Development Corporation to provide loan guarantees for housing projects, construct lease-purchase housing and public housing, and to develop and service land. There are no current initiatives to develop new land or construct new lease-purchase housing or public housing, but the Nova Scotia Housing Development Corporation continues to administer existing housing and land.
Municipal Loan and Building Fund Act
          The Province, through the Nova Scotia Municipal Finance Corporation (“MFC”), provides loans to municipalities for approved capital purposes, which can be roads, sidewalks, public works fleets, recreation facilities, water and sewer systems, and municipal buildings. Loans are secured by municipal debentures. The MFC obtains its funding through the sale of debentures to the Province and to the Federal Government. The debentures issued by the MFC to the Province are guaranteed by the Province.
Provincial Finance Act — Student Loans
          The Provincial Finance Act provides the authority for the Minister of Finance, subject to the regulations, to make loans to students enrolled in educational programs designated in the manner provided for in the regulations. These student loans are for post secondary education, and were previously provided by a Canadian Chartered Bank and guaranteed by the Province.
Nova Scotia Business Incorporated Act
          The Nova Scotia Business Incorporated Act created Nova Scotia Business Incorporated (“NSBI”), a body corporate whose purpose is to make arms-length decisions respecting the provision of financial assistance within Nova Scotia for economic development. At present, the Province funds NSBI’s activities. The first Board of Directors of NSBI was appointed by the Province in 2000. The Board of NSBI is electing subsequent directors. At present, the Board of Directors consists of both those originally appointed by the Province and new members elected by the Board of NSBI. The latter are subject to the approval of the Province as sole shareholder.
Venture Corporations Act

          The Province has provided a source of equity capital to registered venture corporations to encourage the development of small business in Nova Scotia. Venture corporations in turn provide assistance in the development of small enterprises by providing equity capital, business and managerial expertise. Outstanding assistance is currently managed under this Act, but no new funding is being provided under this program.
Revenue Act
     The Province may provide unsecured loans to establish, maintain, expend, construct, or equip hospitals or health care facilities in Nova Scotia.
Provincial Finance Act
     The Governor-in-Council may authorize the Minister of Finance to lend money to a Government Business Enterprise or a Governmental Unit.

PROVINCIAL DEBT
Funded Debt
          The following table sets forth the funded debt of the Province for the Consolidated Fund as described in “Government Finance — Specific Accounting Policies” above, outstanding at March 31 in each of the five fiscal years ended March 31, 2005 through to March 31, 2009, each as audited under the Province’s accounting policies in effect at the time. Figures have not been restated for accounting changes, and as a result may not be directly comparable.
FUNDED DEBT FOR THE CONSOLIDATED FUND(4)

	2005	2006	2007	2008	2009
	(millions $)
Provincial Funded Debenture Debt:
Payable in Canadian Dollars
Canadian Pension Plan Fund(1)	$1,079.4	$1,079.4	$1,079.4	$1,079.4	$1,079.4
Other	8,734.7	8,304.9	9,022.4	9,574.0	10,753.2
Payable in U.S. Dollars (2)	2,142.7	1,580.3	1,215.2	—	—

	11,956.8	10,964.6	11,317.0	10,653.4	11,832.6

Other Long-term Indebtedness (3)	504.8	439.8	401.3	379.3	349.2

Total Provincial Funded Debt	$12,461.6	$11,404.4	$11,718.3	$11,032.7	$12,181.8

Less: Sinking Funds and Public Debt Management Funds (2) (5)	2,599.4	2,094.8	1,906.8	2,011.9	2,211.7

Net Funded Debt (6)	$9,862.2	$9,309.6	$9,811.5	$9,020.9	$9,970.1

Per Capita ($) (7)	$10,498.4	$9,926.0	$10,460.0	$9,637.7	$10,253.5
As a Percentage of:
Personal Income (7)	38.8%	34.9%	35.5%	31.2%	32.0%
Gross Domestic Product at Market Prices (7)	33.0%	29.8%	30.9%	27.4%	28.1%

(1)	Debentures held by the Canada Pension Plan Fund are payable 20 to 30 years after their respective dates of issue, are not negotiable, are not transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice, if deemed necessary to meet the requirements of the Canada Pension Plan.

(2)	Debentures payable in foreign currencies and related sinking funds invested in foreign currencies are reflected at rates of exchange in effect at March 31 in each of the years 2005 through 2009, respectively, and reflect currency-swap contracts.

(3)	Other long-term indebtedness includes capital leases, for the Consolidated Fund, in the amounts of $415.1 million, $398.7 million, $381.3 million, $362.4 million and $337.4 million, for the fiscal years ended, 2005, 2006, 2007, 2008 and 2009 respectively.

(4)	As of March 9, 2010, there were two debt retirements of $657.4 million in 2009-2010, and $1,835 million in additional borrowings.

(5)	At March 31, 2009, the Public Debt Management Fund held $142.4 million that is available to repay or retire debentures of the Province at the discretion of the Governor-in-Council.

(6)	Funded debt does not include any unfunded pension liabilities or other retirement benefits of the Province.

(7)	Population at July 1 for the previous calendar year. Personal Income and Gross Domestic Product at Market Prices for the previous calendar year.
          In addition to the debt of the Consolidated Fund, there is a funded debt with other entities that comprise part of the Consolidated Entity. The major entities not included in the Consolidated Fund are Nova Scotia Power Finance Inc. and the Housing Development Corporation, and self-supporting entities such as the Halifax Dartmouth Bridge Commission, Highway 104, Nova Scotia Liquor Commission, and the Nova Scotia Gaming Corporation. As at March 31, 2009, total funded debt of the Consolidated Entity was $13,672 million.

Derivative Financial Instruments
          The Province is party to financial instruments with off-balance sheet risk, either to hedge against the risks associated with fluctuations in foreign exchange rates or to manage risks associated with interest rate fluctuations. Foreign currency contracts are used to convert the liability for foreign currency borrowing and associated costs into Canadian or U.S. dollars. Interest rate contracts are used to vary the amounts and period for which interest rates on financial instruments are fixed or floating. The Province uses interest rate swap contracts to convert certain interest payments from fixed to floating. Foreign exchange contracts include forward and swap agreements. Interest rate contracts include swap agreements and options on swaps.
          The Department of Finance credit policy states that it executes derivative transactions only with well-rated counterparties. The minimum credit rating for counterparties to derivative transactions is “A”.
          The Province had the following interest and currency swap contracts outstanding for the fiscal year ended March 31, 2009.

# of		Notional	Term	Mark to
Swaps	Currency	Principal	Remaining	Market *
		($ thousands)	(years)	($ millions)
108	CDN$	1,626,450	47 days to 22	(60.5)
25	US$	3,294,000	3 to 13	367.4
2	UK	83,250	2 and 10	(35.6)
1	Euro	50,000	1	9.8

*	Mark to Market is an indication of the swap’s market value as at March 31, 2009. This represents the estimated realizable gain (loss), and is equivalent to the present value of future savings (losses) based on market conditions as at March 31, 2009.
          The Province has also executed numerous foreign currency swap contracts/forward agreements to convert foreign denominated debt into Canadian or United States denominated debt. The mark to market of these swap contracts are included in the previous table, and the currency swap contracts are as follows:

	Original	Original	Current	Current
Termination Date	Currency	Principal	Currency	Principal
		(thousands)		(thousands)
SWAPS:
October 28, 2011	UK	23,250	CDN$	$56,283
April 16, 2019	UK	60,000	CDN$	114,387
February 27, 2012	US$	500,000	CDN$	795,000
July 27, 2013	US$	300,000	CDN$	299,850
March 15, 2016	US$	150,000	CDN$	205,725
January 26, 2017	US$	500,000	CDN$	586,500
February 1, 2019	US$	200,000	CDN$	198,000
July 1, 2019	US$	200,000	CDN$	199,900
November 15, 2019	US$	244,000	CDN$	246,318
March 1, 2020	US$	300,000	CDN$	409,200
May 1, 2021	US$	300,000	CDN$	312,002
April 1, 2022	US$	300,000	CDN$	379,517
July 30, 2022	US$	300,000	CDN$	329,310
February 24, 2010	Euro	50,000	CDN$	72,235

Debt Maturities and Sinking Funds
          The following table sets forth the maturities of total funded debt and related sinking fund balances, at March 31, 2009, from the Consolidated Fund as described in “Government Finance — Specific Accounting Policies” above, adopting the accounting policies, other than consolidation of government entities, described in “Government Finance — Specific Accounting Policies” above. At March 31, 2009, all debt denominated in currencies other than Canadian dollars had been swapped to Canadian dollars.
SCHEDULE OF DEBT MATURITIES AND RELATED SINKING FUND BALANCES (1)
FOR THE CONSOLIDATED FUND

Period Ending	Total Debt in
March 31	Canadian Dollars (2)	Sinking Funds(3)
	(in millions)
Sinking Fund General		$777.5

Unallocated		$19.1
2010	$682.6	—
2011	672.0	—
2012	1,605.2	—
2013	706.9	—
2014	1,001.0	191.5

2015	228.1	—

2011-2016	4,895.8	969.0

2017-2021	2,569.3	658.6
2022-2026	1,805.0	422.7
2027-2031	553.5	—
2032-2036	900.0	—
2037-2041	1,464.4	—

	$12,185.0	$2,069.3

(1)	This includes debt of public schools, courthouses, and certain capital lease obligations.

(2)	Canadian dollar-equivalent at rates of exchange in effect on swap contracts at March 31, 2009.

(3)	In addition to these Sinking Funds, there are funds available for debt retirement in the Public Debt Management Fund that is comprised of $142.4 million in assets at March 31, 2009. During the fiscal year 2008-2009, a $61.5 million contribution was made to Sinking Funds, and total earnings to both the Sinking Fund and Public Debt Management Fund were $116.4 million and there were no redemptions.
          Until March 31, 2003, the Province provided sinking fund installments for all of its term debt issues except Canada Pension Plan (“CPP”) and Medium Term Notes (“MTN”) issues. As of March 31, 2003, sinking funds held for public issues without a sinking fund bond covenant, as well as CPP and MTN issues, have been moved to the “Sinking Fund General”, and are available at the discretion of the Minister of Finance to retire maturing debt issues. The Province continues to make sinking fund installments for those debentures that contain sinking fund bond covenants. On those issues, annual sinking fund installments generally range from one to three per cent of the original issue, but may vary slightly from year to year, based on actual and anticipated rates of return on sinking fund assets. Sinking fund payments relating to debentures payable in foreign currency are adjusted each year, as necessary, to reflect exchange rate movements since the date of issuance of the debentures. Sinking funds are treated as restricted assets and are used solely for debt retirement.
          Sinking fund assets are recorded at cost, which includes premiums and discounts associated with the purchase of these investments. These premiums and discounts are amortized on a straight-line basis over the term of the related investment. The unamortized portion of the premiums and discounts are included as part of the value of sinking funds. As of March 31, 2009, the unamortized premium was $60.9 million.

          Annual cash contributions into the sinking fund and Public Debt Management Fund are invested in approved securities. Assets consist primarily of debentures of the provinces and Government of Canada with floating and fixed interest rates. Regarding the latter, the fixed interest rates on funds held at March 31, 2009, ranged from 4.40% to 10.0%, for Canadian funds, and from 7.25% to 9.50%, for U.S. funds. Earnings on investments are retained and reinvested in each of the sinking funds and Public Debt Management Fund. Sinking funds for debentures payable in U.S. currency are invested in U.S. dollar denominated investments. For those U.S. dollar issues that have been swapped to Canadian dollars, sinking funds are maintained in both Canadian and U.S. dollars. Debentures payable in foreign currencies, accrued interest thereon, and related sinking funds invested in foreign currencies are reflected in the accounts of the Province at the rate associated with the swap contact.
          As at March 31, 2009, the Consolidated Fund held financial assets in the sinking funds and Public Debt Management Fund totaling $2,211.7 million. Total market value of both funds was $2,543.0 million at March 31, 2009.
          At March 31, 2009, the Province held $1,077.5 million in par value of its own debentures (carrying value of $1,125.5 million) in sinking funds and Public Debt Management Fund as active investments. These were comprised of $614.5 million in Canadian assets and $498.4 million in U.S. dollar assets. Of the $2,211.7 million the Province holds in financial assets for debt retirement, $142.4 million is held in the Public Debt Management Fund, $777.5 million in the Sinking Fund General, $1,272.7 million in restricted sinking funds, and $19.1 million in unallocated sinking funds.
          The following table sets forth the sinking funds, by currency, of funded debt of the Province for the Consolidated Fund (as described in “Government Finance — Specific Accounting Policies” above) at March 31, 2009, adopting the accounting policies, other than consolidation of government entities, described in “Government Finance — Specific Accounting Policies” above.
PROVINCIAL RESTRICTED SINKING FUNDS FOR THE CONSOLIDATED FUND

As at March 31, 2009
(in millions)

For Issues Payable in:
Canadian Dollars	$70.6
United States Dollars (1)	1,202.1

$1,272.7

(1)	Canadian dollar equivalent at the rate of exchange in effect at March 31, 2009.
          Based on rates of return on investments held in the sinking funds and the schedule of maturities for debt outstanding at March 31, 2009, the Province estimates debt refinancing requirements for the Consolidated Entity to be $791.1 million for the fiscal year 2009-2010, $780.0 million for the fiscal year 2010-2011, $1,713.3 million for the fiscal year 2011-2012, $814.9 million for the fiscal year 2012-2013, and $1,089.3 million for the fiscal year 2013-2014.

Current Liabilities
          The following table sets forth the amount of short-term debt of the Consolidated Entity (as described in “Government Finance — Specific Accounting Policies” above) at March 31, 2009, adopting the accounting policies as described in “Government Finance — Specific Accounting Policies” above.
           SHORT-TERM DEBT FOR THE CONSOLIDATED ENTITY

	Fiscal years Ended March 31
	2005	2006	2007	2008	2009
	(Millions $)
Bank Advances and Short-term Borrowings	$1,048.4	$900.1	$790.9	$1,090.9	$613.9
Accounts Payable & Accrued Liabilities	1,299.7	1,314.8	1,315.4	1,531.8	1,526.2
Accrued Interest	229.4	204.7	200.6	188.6	205.9

	$2,577.4	$2,419.6	$2,308.5	$2,831.3	$2,346.0

          Offsetting the above current liabilities, current assets (cash and short-term investments, accounts receivable, and short-term advances) for the Consolidated Entity at March 31, 2009 totaled $1,868.1 million.
Guaranteed Debt
          The following table sets forth the guaranteed debt of the Consolidated Entity for the fiscal years 2005, 2006, 2007, 2008 and 2009.
           GUARANTEED DEBT FOR CONSOLIDATED ENTITY(1)

	Fiscal years Ended March 31
	Restated	Restated
	2005(2)	2006(3)	2007	2008	2009
	(Millions $)
Guaranteed Debt:
Payable in Canadian Dollars	$415.7	$418.9	$409.6	$380.7	$201.5
Payable in U.S. Dollars (2)	0.2	—	—	—	—

Total Guaranteed Debt	415.9	418.9	409.6	380.7	201.5

Deduct:
Provision for Guarantee Payout	58.8	52.7	69.9	76.7	33.9

Net Guarantees not Reflected in Statements	$357.1	$366.2	$339.7	$304.0	$167.7

(1)	Does not include MFC debt that is guaranteed by the Province that is also owned by the Province, which is eliminated upon consolidation.

(2)	Restated to correct the official amount guaranteed.

(3)	Amounts payable in U.S. dollars are reflected herein at the Canadian dollar-equivalent at rates of exchange in effect March 31, 2005.
          The table for guaranteed debt for the Consolidated Entity does not include the $1,078.1 million of gross debt, as at March 31, 2009, of the Nova Scotia Power Finance Corporation debt guaranteed by the Province of Nova Scotia, which has been fully defeased.

Pension Funds
          The Province evaluates its pension funds using two methods. The first method, as prescribed by the CICA, measures a plan sponsor’s potential liability, with rates of return based on management’s best estimate (and gains and losses amortized over time). The financial statements of the Province’s pension plans calculated on this basis are provided in Note 7 to the Public Accounts included as Exhibit (2) to this Form 18-K. The second method, used for the purpose of determining the funded status of the plan on a going-concern basis, as well as the total current service cost and contributions to the plan for the upcoming year, uses a rate of return based on management’s best estimate less a margin for conservatism. The tables and discussions included in the following section are shown using the latter funding basis of calculation.
Public Service Superannuation Fund
          The Minister of Finance is the trustee of the Public Service Superannuation Fund (the “Superannuation Fund”). Employees of the Province and certain of its entities are entitled to receive pension benefits pursuant to the provisions of a plan established under the Public Service Superannuation Act. Employees’ and matching employer contributions are paid into the Superannuation Fund, while pensions, refunds, and transfer values are paid from it.
          The Superannuation Fund, which is not part of the Consolidated Fund, is invested in Federal, provincial, municipal, and corporate securities, and real estate.
          Grant Thorton audits the financial statements of the Superannuation Fund. The following table sets forth the audited Statement of Continuity of the Superannuation Fund.
STATEMENT OF CONTINUITY OF THE PUBLIC SERVICE SUPERANNUATION FUND

	Fiscal Year Ended March 31
	2005	2006	2007	2008	2009
	(in millions)
Opening Balance	$3,035.8	$3,188.8	$3,541.8	$3,817.0	$3,583.4

Add:
Employee Contributions	45.1	49.9	56.3	68.4	71.6
Employer Contributions	43.9	47.8	55.1	64.2	70.1
Income Earned	190.4	314.8	295.2	286.9	100.6
Increase (Decrease) in Market
Value of Investments	52.8	131.4	75.5	(430.5)	(698.5)
Transfers from other pension plans	1.4	1.5	2.4	5.5	5.0

	333.5	545.4	484.4	(5.5)	(451.3)

	3,369.3	3,734.2	4,026.1	3,811.6	3,132.1

Deduct:
Pensions Paid	164.1	173.4	183.9	194.5	205.8
Refunds & Transfers Out	8.1	10.5	15.9	23.9	17.8
Operating Expenses	8.2	8.5	9.3	9.8	10.9

	180.4	192.5	209.1	228.2	234.5

Closing Balance	$3,188.8	$3,541.8	$3,817.0	$3,583.4	$2,897.6

          The latest actuarial valuation, for funding purposes, of the Superannuation Fund was performed by Mercer (Canada) as at December 31, 2008. The actuarial valuation projects liabilities for each member on the basis of service earned to date and projected average salaries for the five highest years at the date of retirement (the “projected unit credit actuarial cost method”). The major economic assumption used in the valuation was a real rate of return on investments of 4.25%. Inflation was assumed to be 2.5%, while salary increases were assumed to average 2.5% plus merit/seniority based on attained age. The assumed retirement age was based on a 35% probability that a member would retire upon attainment of age 54 and 80 points (age plus service); otherwise the member was assumed to retire at the earlier of age 60 and 35 years of service (or in one year’s time if the member had already attained either age 60 or 35 years of service). The actuarial valuation indicated that at December 31, 2008, the Superannuation Fund had actuarial liabilities with a present value of $4,708.4 million, assets with a present value of $3,020.1 million, an unfunded liability of $1,688.2 million, and a funded ratio of 64.1%. The Superannuation Fund’s actuaries have provided an estimated present value for the Superannuation Fund’s actuarial liabilities as at March 31, 2009 of $4,768.2 million. Assets had an actuarial value of $2,898.4 million, resulting in an unfunded liability of $1,869.9 million and a funded ratio of 60.8%.
          Provincial legislation and regulations provide that certain payments to pensioners are charged to the Consolidated Fund rather than to the Superannuation Fund. These payments, total and net of recoveries, amounted to $17.0 million and $15.0 million, respectively, for the fiscal year ended March 31, 2009.
          The Public Service Superannuation Act provides that the Province must make payment out of its Consolidated Fund if the Superannuation Fund is insufficient to provide for pension payments as they become due.

Teachers’ Pension Fund
          Until April 1, 2006, the Minister of Finance was the trustee of the Teachers’ Pension Fund (the “Teachers’ Fund”). Effective April 1, 2006, under a joint trust agreement between the Province of Nova Scotia and the Nova Scotia Teachers’ Union, the Teachers’ Pension Plan Trustee Incorporated replaced the Minister of Finance as trustee.
          Teachers employed by the school boards and Nova Scotia Community College are entitled to receive pension benefits pursuant to the provisions of a plan established under the Teachers’ Pension Act. Employees’ and matching employer contributions are paid into the Teachers’ Fund, while pensions, refunds and transfer values are paid from it. The Teachers’ Fund is invested in Federal, provincial, municipal and corporate securities, and real estate.
          The annual financial statements of the Teachers’ Fund are audited by an auditor appointed by the trustee. The auditor for the most recent financial statements was Grant Thornton. The following table sets the continuity of the Teachers’ Fund, as audited, for the five fiscal years ended December 31, 2008.
STATEMENT OF CONTINUITY OF THE TEACHERS’ PENSION FUND

	Fiscal Year Ended December 31
	2004	2005		2006	2007	2008
	(in millions)
Opening Balance	$3,709.2	$3,900.4		$4,384.4	$4,758.4	$4,610.0

Add:
Employee Contributions	57.2	58.9		61.3	62.1	62.8
Employer Contributions	55.3	200.6	2)	59.2	60.3	61.3
Income Earned	251.4	329.9		366.0	387.1	(40.9)
Increase (Decrease) in Market
Value of Investments	76.0	161.4		187.5	(343.9)	(698.5)
Transfers from other pension plans	1.6	1.4		2.0	4.7	3.0

	441.6	752.1		675.9	170.3	(612.4)

	4,150.8	4,652.5		5,060.3	4,928.8	3,997.6

Deduct:
Pensions Paid	238.1	257.1		286.4	305.4	315.0
Refunds & Transfers Out	3.1	1.7		5.0	2.1	2.5
Operating Expenses	9.2	9.3		10.5	11.3	12.0

	250.4	268.1		301.9	318.8	329.5

Closing Balance	$3,900.4	$4,384.4		$4,758.4	$4,610.0	$3,668.2

(1)	As part of an agreement between the Province of Nova Scotia and the Nova Scotia Teachers’ Union signed on June 22, 2005 that led to joint trusteeship, the Province made a contribution to the Teachers’ Fund of $142.0 million plus accured interest. This amount represented the actuarial value of indexing that teachers would be relinquishing under the agreement. Indexing for future pensioners will be contingent on the funding level of the pension plan.
          The latest actuarial valuation, for funding purposes, of the Teachers’ Fund was performed by Mercer (Canada) Limited as at December 31, 2008, using the projected unit credit actuarial cost method. The major economic assumption used in the valuation was a real rate of return on investments of 4.25%. Inflation was assumed to be 2.5%, while salary increases were assumed to average 2.5% plus merit/seniority based on attained age. The assumed retirement age was based on a 60% probability that a member would retire at the earliest age at which he or she would be eligible for an unreduced pension; otherwise the member was assumed to retire at the earliest of age 65, 35 years of service, and age 60 with 10 years of service. The actuarial valuation indicated that at December 31,

2008, the Teachers’ Fund had actuarial liabilities with a present value of $5,180.5 million, assets of $3,668.2 million, an unfunded liability of $1,512.3 million and a funded ratio of 70.8%. Market conditions have negatively impacted the value of the Fund since the last valuation.
          On June 22, 2005, the Province and the Nova Scotia Teachers’ Union signed an agreement to address the unfunded obligation of the Fund and to provide the framework for joint trusteeship of the Nova Scotia Teachers’ Pension Fund, which became effective on April 1, 2006. As part of the agreement, the Province made a one-time payment of $142.0 million in June 2005 as its contribution to the plan to offset changes to the indexing provisions agreed to by teachers effective April 1, 2005 upon changes to the Teachers’ Pension Act Regulations. The accounting impact on the total accrued benefit obligation was estimated by management to be $230.3 million; however, the precise amount will be impacted over time by a number of factors that will affect the calculation, including, but not limited to, the rate of inflation, the funded status of the plan, the percentage of members who opted for the new rules, the return on plan assets and the number of teachers who retired prior to August 1, 2006.
          Under the joint trust agreement between the Province of Nova Scotia and the Nova Scotia Teachers’ Union, the Province effective April 1, 2006, out of its Consolidated Fund, is responsible for 50% of the payment if the Teachers’ Fund is insufficient to provide for pension payments as they become due.
Sydney Steel Corporation Superannuation Fund
          The Sydney Steel Corporation Superannuation Fund was established under the Sydney Steel Corporation Sale Act effective March 1, 2001. The Fund assumed responsibility for the assets and obligations of the former Sydney Steel Corporation pension plans. Under subsection 7(9) of the Sydney Steel Corporation Sale Act, the Province of Nova Scotia has assumed responsibility to fund any shortfalls arising under this Fund. The remaining former Sydney Steel Corporation Pension Fund assets, in the amount of $70.0 million, were transferred to the Sydney Steel Corporation Superannuation Fund.
Three pension plans are covered by the Fund.
•	United Steelworkers of America Pension Plan is a non-contributory defined benefit plan that covers employees of Sydney Steel Corporation who are member of Locals 1064, 6516, 6537 of the United Steelworkers of America. Under the plan, contributions were made only by Sydney Steel Corporation.

•	Salaried Pension Plan is a partially contributory defined pension plan covering the salaried employees of Sydney Steel Corporation. Under the plan, contributions were made by plan members and by Sydney Steel Corporation.

•	Canadian Union of Public Employees Pension Plan is a non-contributory defined benefit plan that covers employees of Sydney Steel Corporation who are members of Local 1675 of the Canadian Union of Public Employees. Under the plan, contributions were made only by Sydney Steel Corporation.
          Grant Thornton audits the annual financial statements of the Sydney Steel Corporation Superannuation Fund.
          The following table sets forth the continuity of the Fund, as audited, for the five fiscal years ended March 31, 2009.

STATEMENT OF CONTINUITY OF THE SYDNEY STEEL CORPORATION
SUPERANNUATION FUND

	Fiscal Year Ended March 31
	2005	2006	2007	2008	2009
	(in millions)
Opening Balance	$15.3	$11.5	$8.4	$2.8	($0.7)

Add:
Employee Contributions	—	—	—	—	—
Employer Contributions	19.5	19.5	16.9	18.7	22.3
Income Earned	1.6	1.6	1.3	0.5	—
Increase (Decrease) in Market
Value of Investments	(1.0)	(0.2)	(1.0)	(0.5)	—

	20.1	20.9	17.2	18.7	22.3

	35.4	32.4	25.6	21.6	21.6

Deduct:
Pensions Paid	23.8	23.8	22.6	22.1	21.3
Refund of Contributions	0.0	0.0	0.0	0.0	—
Other	0.1	0.2	0.2	0.2	0.2

	23.9	24.0	22.8	22.3	21.5

Closing Balance	$11.5	$8.4	$2.8	($0.7)	($0.0)

          As at March 31, 2007 the United Steelworkers of America Pension Plan and the Canadian Union of Public Employees Pension Plan were exhausted of funds. The funds of the Salaried Pension Plan were exhausted in October 2007. The Province has been making the payments for these plans.
          The most recent actuarial valuations of the three pension plans funded from the Sydney Steel Corporation Superannuation Fund were performed by Morneau Sobeco as at September 30, 2008. The major economic and demographic assumptions used in each valuation included a discount rate of 4.95%, an inflation rate of 2.5% and a 100% probability that a member would retire at the earliest age at which he or she would be eligible for an unreduced pension. The actuarial valuations indicated that as at September 30, 2008, the plans had a combined unfunded penion liability of $212.1 million. A projection to March 31, 2009, applying the same assumptions, indicated an unfunded liability of $206.9 million, allocated as follows: United Steelworkers of America Pension Plan had $152.9 million, Salaried Pension Plan had $51.5 million, and Canadian Union of Public Employees Pension Plan had $2.4 million.

PUBLIC SECTOR FUNDED DEBT
Public Sector Funded Debt
          The debt burden, for which the public sector of the Province is responsible, consists of the funded debt and guaranteed debt of the Province. It does not include the debt of municipalities, which is either borrowed from the Province, the Federal Government or third party sources. Borrowings from the Federal Government or third party sources are not material. Municipalities may carry debt with financial institutions until long-term financing is arranged with the MFC.
          The following table sets forth the public sector funded debt for the Consolidated Fund (as described in “Government Finance — Specific Accounting Policies” above) as well as the Guaranteed Debt of Governmental Units for the five fiscal years ended March 31, 2005 through to March 31, 2009.
PUBLIC SECTOR FUNDED DEBT (1)

		Restated	Restated
	2005	2006	2007	2008	2009
	(in millions unless otherwise indicated)
Total Provincial Funded Debt (2)	$12,461.6	$11,404.4	$11,718.3	$11,032.7	$12,181.8

Guaranteed Debt of the Province(3)
Industrial Development and Other	251.1	262.1	260.4	243.2	72.7
Mortgages	164.8	156.8	149.2	137.5	128.9

Total Guaranteed Debt	415.9	418.9	409.6	380.7	201.6

Total Public Sector Funded Debt	12,891.7	11,841.5	12,150.5	11,436.0	12,383.4

Deduct Sinking Funds and Debt Retirement Fund	2,599.4	2,094.8	1,906.8	2,011.9	2,211.7

Net Public Sector Funded Debt	$10,292.3	$9,746.7	$10,243.7	$9,424.9	$10,171.7

Per Capita ($) (5)	$10,956.2	$10,392.0	$10,920.8	$10,068.4	$10,840.6
As a Percentage of:
Personal Income (5)	40.5%	36.6%	37.0%	32.6%	33.9%
Gross Domestic Product at Market Prices (5)	34.5%	31.2%	32.3%	28.6%	29.8%

(1)	Debentures payable in foreign currencies and related sinking funds invested in foreign currencies are reflected at rates of exchange in effect at March 31 in each of the years 2005 through 2009, respectively, and reflect currency-swap contracts. It does not include the debt of Government Business Enterprises.

(2)	See table on “Funded Debt for the Consolidated Fund”, for more detailed information on this figure.

(3)	The Province guarantees certain debt of the Student Loan program and industrial development agencies, and mortgages of the Housing Development Corporation.

(4)	Underlying debt does not include debt of Nova Scotia Housing Development Corporation ($252.2 million at March 31, 2009), a Provincial Crown Corporation established by an Act of the House of Assembly, which debt is secured by mortgages issued to the Corporation.

(5)	Population as of July 1 of the preceding calendar year Personal income and gross domestic product at market prices are for the previous calendar year.

CERTAIN CROWN CORPORATIONS AND AGENCIES
          Crown corporations and agencies are special purpose entities to which the Province has delegated responsibility for the operation of certain of its programs. These entities are subject to policy direction by the Government and have been provided with financial assistance from the Province, where required, either through debt guarantees, loans, equity investments, or grants. See “Government Finance — Loans and Investments”, and “Provincial Debt — Guaranteed Debt”. The Province prepares consolidated financial statements whereby the operating results of the crown corporations and agencies became part of the consolidated Provincial surplus / (deficit). The more significant of the Province’s corporations and agencies are discussed below.
Sydney Steel Corporation
          Sydney Steel Corporation (“Sysco”), a Provincial Crown Corporation established by an Act of the House of Assembly in 1967, owned a steel mill in Sydney, Nova Scotia that ceased operations in July 2000. With the Corporation’s operations being discontinued, work was undertaken to dismantle and sell the remaining assets, perform environmental clean up, and conduct development activities for future land use.
          The Province’s Statement of Operations for the year ended March 31, 2000, included an Unusual Item for the sale of Sysco in the amount of $475.3 million. Included in this amount were $96.8 million for pensions and severance costs, $250 million for environmental remediation at Sysco, $68.5 million for environmental costs at the Sydney Tar Ponds, $14 million for Sysco losses to October 31, 2000, and $46 million for expected loss on sale of assets. As at March 31, 2000, the Province assumed the outstanding debt of Sysco in an amount of $154.7 million.
          During the period 2001-2006, the Province provided contributions of $58.8 million to the Corporation to fund certain closure, demolition and remediation expenditures. It was determined that the Corporation did not require these direct contributions due to better than expected recoveries on asset and scrap sales since the closure. The Province directed the Corporation to return these contributions to the Sysco Decommissioning Fund.
          Sysco will continue to exist to address residual issues arising from historic operations (See — Litigation).
Sydney Tar Ponds Agency
          The Sydney Tar Ponds is a hazardous chemical waste site adjacent to Sysco created by discharges from Sysco’s coke ovens into an adjacent creek. Engineering and environmental studies have generated estimates for the cost of remediation of the Sydney Steel Corporation and adjacent sites as well as the Sydney Tar Ponds site. As noted under Sydney Steel Corporation, the Province recorded liabilities totaling $318.5 million in 2000, and in 2006-2007 there was a further $58.8 million contributed by Sydney Steel Corporation to the environmental site clean-up provision (Sysco Decommissioning Fund). At March 31, 2009, $179.0 million remains unspent in the Sysco Decommissioning Fund. The provision will continue to be utilized for future decommissioning, demolition and remediation of Sysco’s and adjacent sites, including the Sydney Tar Ponds site. Based on currently available information, the provision, in aggregate, appears to be sufficient to cover the estimated costs to remediate these sites.
          The Province of Nova Scotia and the Federal Government entered into a memorandum of understanding on May 14, 2004 respecting further cost sharing this project. The agreement between the Federal Government and the Province of Nova Scotia is expected to ensure the diligent and cost-effective management of the remediation project. The sites are expected be cleaned up on a cost-shared basis over eight years for a total of $400 million, with the Federal Government contributing $280 million and the Province, the lesser of 40% of the actual cost incurred or $120 million.
          In July 2006, the Joint Environmental Review Panel, an independent review panel established by the Federal Government, released recommendations regarding the process of remediation of the Sydney Tar Ponds and Coke Ovens Sites Remediation Project. The report contained numerous recommendations regarding refinements to the clean-up plan and on-going monitoring. The Federal Government and Province of Nova Scotia have approved a modified plan to clean up the Tar Ponds and Coke Ovens in response to the 55 recommendations of the Joint Environmental Review Panel.

          The proposed project is expected to treat contaminated Tar Ponds sediments in place with a process known as solidification and stabilization, which involves mixing the sediments with hardening agents like cement powder. Then the sites will be contained and capped within an engineered containment system, followed by site development and long-term monitoring and maintenance. The cleanup will not include incineration.
Nova Scotia Municipal Finance Corporation
          Nova Scotia Municipal Finance Corporation (“MFC”), a Provincial Crown Corporation established by an Act of the House of Assembly in 1979, acts as a central borrowing agency for municipalities and municipal enterprises in Nova Scotia. Under the incorporating legislation, municipalities and municipal enterprises are required to raise their long-term capital requirements through the MFC except for borrowings from the Federal Government, the Province, another municipality, or their agencies.
          The following table sets forth the revenues, expenditures and income for MFC for the five fiscal years ended March 31, 2005 through March 31, 2009.
SUMMARY OF NET REVENUE FOR MUNICIPAL FINANCE CORPORATION

	2005	2006	2007	2008	2009
	(in millions)
Total Revenues	$33.1	$33.8	$34.0	$35.6	$36.0
Total Expenditures	32.9	33.6	33.8	35.3	35.8

Net Revenue	$0.2	$0.2	$0.2	$0.3	$0.2

Nova Scotia Power Finance Corporation
          On August 12, 1992, the Province of Nova Scotia completed the public sale of all the common shares of Nova Scotia Power Inc. (“NSPI”), an electric utility that had assumed the net operating assets of Nova Scotia Power Corporation (“NSPC”). Prior to that date, the utility was a Provincial Crown Corporation. Neither the Province nor NSP Finance Corporation will guarantee, assume or otherwise be responsible for any obligations of NSPI, and NSPI has agreed to indemnify NSP Finance Corporation and the Province against any claims arising out of the liabilities and commitments assumed by NSPI.
          In accordance with the Nova Scotia Power Corporation Privatization Agreement passed in 1992, the Nova Scotia Power Finance Corporation provides for defeasance of its debt. The portfolio of defeasance assets consists of Nova Scotia Power Corporation, other provincial government and utilities, Federal Government and Federal U.S. Treasury bonds, coupons or residuals.

FOREIGN EXCHANGE
          Canada maintains a floating exchange rate for the Canadian dollar, which permits the rate to be determined by fundamental market forces without intervention except as required to maintain orderly market conditions.
          Closing spot exchange rates for the U.S. dollar in Canada, expressed in Canadian dollars per U.S. dollar, are shown in the table below for 2005 through 2009.

Spot Rates	2005	2006	2007	2008	2009

High	1.2696	1.1794	1.1878	1.2935	1.3066
Low	1.1518	1.0948	0.9066	0.9765	1.0251
Close	1.1163	1.1654	0.9913	1.2180	1.0510
Average Noon	1.2116	1.1341	1.0748	1.0660	1.1420
Source: Bank of Canada
          On March 9, 2010 the closing spot rate for the US dollar in Canada, as reported by the Bank of Canada, was $1.0276.
          Unless otherwise specified or the context otherwise requires, the following table sets forth the conversion rates used in this Annual Report for foreign currency borrowings.

			US (noon	)	Pound	Japanese
Closing Rate	at March 31	Euro	Dollar		Sterling	Yen

	2004	1.6109	1.3105		2.4116	0.012577
	2005	1.5689	1.2096		2.2848	0.011283
	2006	1.4169	1.1671		2.0299	0.009933
	2007	1.5418	1.1529		2.2697	0.009806
	2008	1.6244	1.0279		2.0407	0.010290
	2009	1.6710	1.2602		1.8022	0.012710

OFFICIAL STATEMENTS
          The Minister of Finance or his authorized representatives acting in their official capacities have supplied the information set forth in this Exhibit to Form 18-K.

TABLE 1 — STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2009

Sinking Fund General	$777,518,044
Unallocated	$19,040,619
Canada Pension Plan Fund (A)

			Amount
	Date	Maturity	Outstanding		Coupon	Canadian	Sinking Funds
Series	Of Issue	Date	(in thousands)		Rate	Dollars	(B)
C31	01-Jun-90	01-Mar-10	85,218,000	CAD	9.900	85,218,000
C32	01-May-91	01-Aug-10	46,648,000	CAD	10.580	46,648,000
C34	01-May-92	02-Jul-11	78,408,000	CAD	9.920	78,408,000
C35	03-May-93	02-Jul-12	55,808,000	CAD	9.370	55,808,000
C36	01-Mar-99	01-Mar-19	27,102,000	CAD	5.870	27,102,000
C37	03-Mar-00	03-Mar-20	73,922,000	CAD	6.610	73,922,000
C38	02-Mar-01	02-Mar-21	78,277,000	CAD	6.400	78,277,000
C39	01-Mar-02	01-Mar-22	96,251,000	CAD	6.400	96,251,000
C40 (C)	01-Mar-04	01-Mar-24	90,597,000	CAD	5.390	90,597,000
C41	02-Jan-05	02-Jan-25	85,762,000	CAD	5.270	85,762,000
C42	03-Mar-06	03-Mar-36	91,752,000	CAD	4.700	91,752,000
C43	02-Mar-07	03-Mar-37	109,641,000	CAD	4.570	109,641,000
C44	02-Mar-08	02-Mar-38	81,516,000	CAD	4.850	81,516,000
C45	01-Dec-08	01-Dec-38	78,450,000	CAD	5.370	78,450,000

			$1,079,352,000			$1,079,352,000	$0

TABLE 1 — STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2009
Medium-Term Promissory Notes

	Date of	Maturity	Amount		Coupon	Canadian	Sinking Funds
Series	Original Issue	Date	Outstanding		Rate	Dollars	(B)
P21	30-Oct-97	14-Mar-14	$44,000,000	CAD	9.000	$44,000,000
P78 (C)	02-Sep-03	01-Jun-17	50,000,000	CAD	5.460	50,000,000
P102 (C)	26-Apr-06	01-Jun-13	630,000,000	CAD	4.500	630,000,000
P103 (C)	24-Oct-06	24-Oct-21	200,000,000	CAD	4.450	200,000,000
P105	04-Dec-08	01-Jun-12	425,000,000	CAD	3.00	425,000,000
P106	31-Mar-09	01-Mar-13	200,000,000	CAD	2.50	200,000,000

			$1,549,000,000			$1,549,000,000	$0.0

TABLE 1 — STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2009
Payable in Canadian Dollars

							Sinking Funds in
	Date	Maturity	Amount			Canadian	Canadian Dollars
Series	Of Issue	Date	Outstanding		Rate	Dollars	(B)
9K	30-Jan-92	30-Jan-22	200,000,000	CAD	9.600	200,000,000	70,585,383
9Z	03-Oct-97	01-Jun-27	550,000,000	CAD	6.600	550,000,000
A4	20-Jan-99	01-Jun-09	250,000,000	CAD	5.400	250,000,000
A4	05-Mar-99	01-Jun-09	250,000,000	CAD	5.400	250,000,000
A8	01-Nov-00	01-Sep-10	300,000,000	CAD	6.400	300,000,000
A8	26-Jun-00	01-Sep-10	300,000,000	CAD	6.400	300,000,000
B1	14-May-01	01-Jun-11	350,000,000	CAD	6.250	350,000,000
B1	12-Oct-01	01-Jun-11	300,000,000	CAD	6.250	300,000,000
B2	12-Jun-01	01-Dec-31	300,000,000	CAD	6.600	300,000,000
B5	01-Dec-03	01-Jun-33	200,000,000	CAD	5.800	200,000,000
B5	30-Jan-04	01-Jun-33	200,000,000	CAD	5.800	200,000,000
B5	12-Sep-03	01-Jun-33	200,000,000	CAD	5.800	200,000,000
B6	14-Jan-05	14-Jan-15	200,000,000	CAD	4.700	200,000,000
B7	30-Jun-05	01-Jun-35	150,000,000	CAD	4.900	150,000,000
B7	03-Jun-05	01-Jun-35	200,000,000	CAD	4.900	200,000,000
B8	25-Jan-06	01-Jun-37	300,000,000	CAD	4.500	300,000,000
B8	10-Nov-06	01-Jun-37	200,000,000	CAD	4.500	200,000,000
B8	14-July-08	01-Jun-37	250,000,000	CAD	4.500	200,000,000
B9	18-Aug-06	18-Aug-16	300,000,000	CAD	4.600	300,000,000

Total Payable in Canadian dollars			$5,000,000,000			$5,000,000,000	$70,585,383

TABLE 1 — STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2009
Payable in Pound Sterling

						Equivalent	Sinking Funds in
	Date	Maturity	Amount			in Canadian	Canadian Dollars
Series	Of Issue	Date	Outstanding		Rate	Dollars	(B)
8C (D)	31-Oct-81	31-Oct-11	23,250,000	GBP	16.75	56,283,147
8P (D)	18-Apr-84	18-Apr-19	60,000,000	GBP	11.75	114,386,580

			83,250,000			170,669,727	$—

Adjustments relating to swap agreements			(83,250,000)			(170,669,727)

Total Payable in Pound Sterling			—			—	—
Payable in Euro

						Equivalent	Sinking Funds in
	Date	Maturity	Amount			in Canadian	Canadian Dollars
Series	Of Issue	Date	Outstanding		Rate	Dollars	(B)
P44 (D)	24-Feb-00	24-Feb-10	50,000,000	EUR	5.20	72,235,000

			50,000,000			72,235,000	$—

Adjustments relating to swap agreements			(50,000,000)			(72,235,000)

Total Payable in Euro			—			—	—

TABLE 1 — STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2009
Payable in United States Dollars

						Equivalent	Sinking Funds in
	Date	Maturity	Amount			in Canadian	Canadian Dollars
Series	Of Issue	Date	Outstanding		Rate	Dollars	(B)
Hedged
9N (D)	27-Jul-93	27-Jul-13	300,000,000	USD	7.250	299,850,000	191,468,605
8V (D)	15-Mar-86	15-Mar-16	150,000,000	USD	8.875	205,725,000	133,182,111
9B (D)	01-Feb-89	01-Feb-19	200,000,000	USD	9.500	198,000,000	88,255,542
9C (D)	01-Jul-89	01-Jul-19	200,000,000	USD	8.875	199,900,000	83,079,884
9D (D)	15-Nov-89	15-Nov-19	244,000,000	USD	8.250	246,318,000	174,352,311
9E (D)	01-Mar-90	01-Mar-20	300,000,000	USD	9.250	409,200,000	179,710,626
9J (D)	01-May-91	01-May-21	300,000,000	USD	9.125	312,002,107	114,864,482
9L (D)	01-Apr-92	01-Apr-22	300,000,000	USD	8.750	379,516,788	125,273,486
9M (D)	30-Jul-92	30-Jul-22	300,000,000	USD	8.250	329,310,000	111,939,291
B4 (C)(D)	26-Feb-02	27-Feb-12	500,000,000	USD	5.750	795,000,000
D1 (C)(D)	26-Jan-07	26-Jan-17	500,000,000	USD	5.125	586,500,000

			3,294,000,000			3,961,321,894	$1,202,126,338

Adjustments relating to swap agreements			(3,294,000,000)			(3,961,321,894)

Total Payable in USD:			—			—	—

LONG TERM TOTAL						$11,832,578,620	$2,069,270,385,

(A)	Debentures held by the Canada Pension Plan Fund are payable up to 30 years after their respective dated of issue, are not negotiable, not transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice when he deems it necessary in order to meet the requirements of the Canada Pension Plan.

(B)	For designated sinking funds, payments normally commence on the first anniversary date of the issue of the debenture and are designed to retire the debt over the term of the issue. Sinking Fund investments consist primarily of debentures of the Province of Nova Scotia, other provincial governments and the Government of Canada.

(C)	The Province has executed swap contracts to convert certain interest payments from a fixed to floating for the fiscal year ended March 31, 2009.

(D)	The Province has executed currency swap contracts to convert foreign denominated debt into Canadian denominated debt.